SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 27, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated April 24, 2017: Nokia Corporation Interim Report for Q1 2017

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INTERIM REPORT

April 27, 2017

Nokia Corporation
Interim Report
April 27, 2017 at 08:00 (CET +1)

Nokia Corporation Interim Report for Q1 2017

Solid overall results, with strong performance in Mobile Networks; full year outlook reiterated

This is a summary of the Nokia Corporation interim report for first quarter 2017 published today. The complete first quarter 2017 interim report with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our interim reports only, but should review the complete reports with tables.

FINANCIAL HIGHLIGHTS

•                  Non-IFRS net sales in Q1 2017 of EUR 5.4bn (EUR 5.6bn in Q1 2016). Reported net sales in Q1 2017 of EUR 5.4bn (EUR 5.5bn in Q1 2016).

•                  Non-IFRS diluted EPS in Q1 2017 of EUR 0.03 (EUR 0.03 in Q1 2016). Reported diluted EPS in Q1 2017 of negative EUR 0.08 (negative EUR 0.11 in Q1 2016).

Nokia’s Networks business

•                  6% year-on-year net sales decrease in Q1 2017 primarily due to IP/Optical Networks and Fixed Networks, with approximately flat net sales in Mobile Networks and Applications & Analytics.

•                  Strong Q1 2017 gross margin of 39.5% and solid operating margin of 6.6%, supported by continued focus on operational excellence, with particularly strong performance in Mobile Networks.

Nokia Technologies

•                  25% year-on-year net sales increase in Q1 2017, primarily due to higher patent and brand licensing income and the acquisition of Withings, partially offset by the absence of licensing income related to certain expired agreements. Approximately one third of the net increase was due to non-recurring net sales related to a new license agreement.

•                  9% year-on-year operating profit increase in Q1 2017, primarily related to higher net sales, which were partially offset by higher operating expenses. The year-on-year increase in operating expenses was primarily due to the ramp-up of our digital health and digital media businesses and increased licensing-related litigation costs.

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First quarter 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net sales — constant currency (non-IFRS)			(6)%			(21)%
Net sales (non-IFRS)	5 388	5 615	(4)%		6 731	(20)%
Nokia’s Networks business	4 902	5 193	(6)%		6 086	(19)%
Ultra Broadband Networks	3 597	3 741	(4)%		4 346	(17)%
IP Networks and Applications	1 304	1 453	(10)%		1 740	(25)%
Nokia Technologies	247	198	25%		309	(20)%
Group Common and Other	254	235	8%		340	(25)%
Gross profit (non-IFRS)	2 196	2 228	(1)%		2 842	(23)%
Gross margin % (non-IFRS)	40.8%	39.7%	110	bps	42.2%	(140	)bps
Operating profit (non-IFRS)	341	345	(1)%		940	(64)%
Nokia’s Networks business	324	337	(4)%		858	(62)%
Ultra Broadband Networks	301	230	31%		564	(47)%
IP Networks and Applications	23	107	(79)%		294	(92)%
Nokia Technologies	116	106	9%		158	(27)%
Group Common and Other	(99)	(99)	0%		(76)
Operating margin % (non-IFRS)	6.3%	6.1%	20	bps	14.0%	(770	)bps
Financial income and expenses (non-IFRS)	(81)	(67)	21%		(72)	13%
Taxes (non-IFRS)	(48)	(140)	(66)%		(204)	(76)%
Profit (non-IFRS)	203	139	46%		676	(70)%
Profit attributable to the equity holders of the parent (non-IFRS)	196	152	29%		672	(71)%
Non-controlling interests (non-IFRS)	6	(13)			4	50%
EPS, EUR diluted (non-IFRS)	0.03	0.03	0%		0.12	(75)%

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First quarter 2017 reported results, unless otherwise specified. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net Sales - constant currency			(4)%			(20)%
Net sales	5 378	5 511	(2)%		6 657	(19)%
Nokia’s Networks business	4 902	5 193	(6)%		6 086	(19)%
Ultra Broadband Networks	3 597	3 741	(4)%		4 346	(17)%
IP Networks and Applications	1 304	1 453	(10)%		1 740	(25)%
Nokia Technologies	247	198	25%		309	(20)%
Group Common and Other	254	235	8%		340	(25)%
Non-IFRS exclusions	(11)	(104)			(74)
Gross profit	2 125	1 577	35%		2 683	(21)%
Gross margin %	39.5%	28.6%	1 090	bps	40.3%	(80	)bps
Operating (loss)/profit	(127)	(712)	(82)%		317	(140)%
Nokia’s Networks business	324	337	(4)%		858	(62)%
Ultra Broadband Networks	301	230	31%		564	(47)%
IP Networks and Applications	23	107	(79)%		294	(92)%
Nokia Technologies	116	106	9%		158	(27)%
Group Common and Other	(99)	(99)	0%		(76)
Non-IFRS exclusions	(468)	(1 057)			(622)
Operating margin %	(2.4)%	(12.9)%	1 050	bps	4.8%	(720	)bps
Financial income and expenses	(146)	(103)	42%		(72)	103%
Taxes (2)	(154)	101			401
(Loss)/Profit (2)	(435)	(712)	(39)%		658
(Loss)/Profit attributable to the equity holders of the parent (2)	(473)	(623)	(24)%		659
Non-controlling interests (2)	37	(88)			0
EPS, EUR diluted (2)	(0.08)	(0.11)	(27)%		0.11
Net cash and other liquid assets	4 409	8 246	(47)%		5 299	(17)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the Financial statement information section in this report.

(2) Reported Q1’16 result is not comparable to the previously published Reported Q1’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit.

Acquisition of Comptel Corporation

On February 9, 2017 Nokia announced that it had entered into a transaction agreement with Comptel Corporation under which Nokia, through its wholly owned indirect subsidiary Nokia Solutions and Networks Oy, undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel not owned by Comptel, in order to advance Nokia’s software strategy and provide service providers with a comprehensive solution to design, deliver, orchestrate and assure communications and digital services across physical, virtual and

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hybrid networks. The tender offer valued Comptel at approximately EUR 347 million, on a fully diluted basis, and resulted in Nokia consolidating Comptel as of March 30, 2017. Together with open market purchases, Nokia Solutions and Networks Oy held approximately 96.95% of all Comptel shares as of April 24, 2017.

The acquisition of Comptel is part of Nokia’s strategy to build a standalone software business at scale by expanding and strengthening Nokia’s go-to-market capabilities with a software-dedicated sales force and strong partner network. The acquisition of Comptel also supports Nokia’s desire to build a software portfolio that allows customers to automate as much of their network and business operations as possible - including customer services, self-optimization, management and orchestration.

Comptel is a long-time Nokia partner. It is a listed Finnish company, founded in 1986, with approximately 800 employees in 32 countries. Comptel has completed over 1 400 customer projects in more than 90 countries. It processes 20 percent of the world’s mobile usage data every day, orchestrates communications and digital services for more than two billion end-users daily and its largest customer has around 300 million subscribers. In 2016, Comptel’s net sales were EUR 100 million with an 11% operating margin. The company’s major sites are in Finland, Bulgaria, Malaysia, India, the United Kingdom and Norway.

It is Nokia’s intention to acquire all the shares and option rights in Comptel. As the ownership in Comptel exceeds nine-tenths (9/10) of the shares and voting rights in Comptel, Nokia has filed an application to initiate compulsory redemption proceedings for the remaining Comptel shares under the Finnish Limited Liability Companies Act and intends to redeem the remaining option rights in accordance with their terms and conditions.

Changes in reporting structure, effective from April 1, 2017

On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia’s ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia’s Networks business.

These organizational changes include the separation of Nokia’s Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The new Global Services business group is comprised of the Global Services organization that resided within the Mobile Networks business group, including company-wide managed services. In the first quarter 2017, Global Services represented approximately 70% of total services net sales within the Networks business, with the remaining amounts reported within the net sales of the other Networks business groups.

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Starting from the second quarter 2017, Nokia will change its reporting structure to reflect the updated organizational structure and provide additional information on Global Services. Nokia will continue to report quarterly financial information for Ultra Broadband Networks, IP Networks and Applications and Nokia Technologies. Ultra Broadband Networks will be composed of the Mobile Networks, Global Services and Fixed Networks business groups. IP Networks and Applications will continue to be composed of the IP/Optical Networks and Applications & Analytics business groups. Nokia will continue to disclose net sales for total services for Nokia’s Networks business on a quarterly basis.

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information and eliminations”, in the Financial statement information section in this report.

CEO STATEMENT

Nokia’s first quarter 2017 results demonstrated our improving business momentum, even if some challenges remain. We slowed the rate of topline decline and generated healthy orders in what is typically a seasonally weak quarter for us. We also continued to see expansion of cross-selling across our full portfolio, delivered excellent gross margins and improved group-level profitability.

The power of our end-to-end portfolio was again evident in our first quarter results. We saw encouraging stabilization in Mobile Networks topline, our strategy to build a strong software business gained momentum in Applications & Analytics, and Nokia Technologies saw significant year-on-year

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improvement in sales. This progress offset relative weakness in Fixed Networks and IP/Optical Networks, and allowed us to maintain Networks’ strong gross margin — which was among the strongest Networks has ever delivered for a Q1.

Mobile Networks was clearly the highlight of the quarter. A combination of robust market interest in our advanced LTE solutions, including closing the quarter with 145 4.5G customers, and ongoing cost discipline allowed us to get closer to stabilizing our topline while delivering improved profitability.

Applications & Analytics also showed significant, even if early, signs of improvement. Sales were roughly flat compared to the same quarter last year and new orders were robust. As we move forward, we remain focused on improving profitability in this business.

Fixed Networks, which had an excellent 2016, was impacted by several large deployments coming to an end. Despite this, we are seeing growing traction in cross-selling in markets where Nokia has traditionally been strong, and are continuing to invest in the promising cable market.

In IP/Optical Networks our business is heavily weighted towards communication service providers, and that market is currently quite soft. We are making good progress in expanding our business to new customers, including large internet companies where growth is strong, and expect that a coming IP product refresh will strengthen our competitive position. In addition, we are taking steps to ensure that our cost base is appropriate for current market conditions while continuing to invest as needed to maintain long-term competitiveness. Despite these challenges, I am confident that we are taking the right steps in the right way to deliver medium-term improvements in both IP/Optical Networks and Fixed Networks.

Overall, given Nokia’s performance in the first quarter, I am optimistic about the year ahead, even if cautiously so. Our competitive position is strong, we are executing well, and, as a result, we are able to confirm our guidance for full-year 2017.

Rajeev Suri
President and CEO

NOKIA IN Q1 2017 — NON-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 4% year-on-year and 20% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 6% year-on-year and 21% sequentially.

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Year-on-year changes

EUR million, non- IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(291)	(6)%	(70)	33	2	22	(13)	10	bps
Nokia Technologies	49	25%	38	(3)	(26)	0	10	(650	)bps
Group Common and Other	19	8%	0	(3)	(9)	11	0	310	bps
Eliminations	(4)		0	0	0	0	0
Nokia	(227)	(4)%	(32)	28	(33)	33	(4)	20	bps

Sequential changes

EUR million, non- IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(1 184)	(19)%	(555)	7	7	8	(534)	(750	)bps
Nokia Technologies	(62)	(20)%	(53)	9	5	(4)	(42)	(410	)bps
Group Common and Other	(86)	(25)%	(38)	(2)	4	12	(23)	(1 660	)bps
Eliminations	(12)		0	0	0	0	0
Nokia	(1 343)	(20)%	(646)	15	16	16	(599)	(770	)bps

Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	(4)	(14)	92	64	(19)	44

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Nokia’s regional profit mix in the first quarter 2017 resulted in an unusually low non-IFRS tax rate of 19%, compared to Nokia’s previous guidance for the Q1 2017 non-IFRS tax rate to be between 35% and 40%.

Sequential changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	(599)	(9)	156	(473)	(2)	(476)

On a sequential basis, the lower taxes were primarily due to lower profit before tax and Nokia’s regional profit mix. The regional profit mix in the first quarter 2017 resulted in an unusually low non-IFRS tax rate of 19%, compared to Nokia’s previous guidance for the Q1 2017 non-IFRS tax rate to be between 35% and 40%.

NOKIA IN Q1 2017 — REPORTED

FINANCIAL DISCUSSION

Net sales

Nokia net sales decreased 2% year-on-year and 19% sequentially. On a constant currency basis, Nokia net sales would have decreased 4% year-on-year, and 20% sequentially.

Year-on-year discussion

The year-on-year decrease in net sales in the first quarter 2017 was primarily due to Nokia’s Networks business, partially offset by lower non-IFRS exclusions related to deferred revenue, and higher net sales in Nokia Technologies and Group Common and Other.

Sequential discussion

The sequential decrease in Nokia net sales in the first quarter 2017 was primarily due to Nokia’s Networks business, and, to a lesser extent, Group Common and Other and Nokia Technologies. This was partially offset by lower non-IFRS exclusions.

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Operating profit

Year-on-year discussion

In the first quarter 2017, the decrease in Nokia’s operating loss was primarily due to higher gross profit and lower selling, general and administrative (“SG&A”) expenses, partially offset by a net negative fluctuation in other income and expenses.

The increase in gross profit was primarily due to the absence of non-IFRS exclusions related to the valuation of inventory, lower non-IFRS exclusions related to deferred revenue and, to a lesser extent, higher gross profit in Nokia Technologies. This was partially offset by lower gross profit in Nokia’s Networks business.

Research and development (“R&D”) expenses were approximately flat, primarily due to lower R&D expenses in Nokia’s Networks business, partially offset by higher non-IFRS exclusions related to product portfolio integration costs.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration costs, partially offset by higher SG&A expenses in Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 69 million in the first quarter 2017, compared to an expense of EUR 52 million in the year-ago period. The net negative fluctuation was primarily related to higher non-IFRS exclusions attributable to higher restructuring and associated charges, partially offset by Nokia’s Networks business and Group Common and Other.

Sequential discussion

In the first quarter 2017, Nokia recorded an operating loss, compared to an operating profit in the fourth quarter 2016. The change was primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and lower R&D and SG&A expenses.

The decrease in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies and Group Common and Other, partially offset by lower non-IFRS exclusions related to deferred revenue and lower product portfolio integration costs.

The decrease in R&D expenses was primarily due to Nokia Technologies and Nokia’s Networks business.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration costs.

Nokia’s other income and expenses was an expense of EUR 69 million in the first quarter 2017, compared to an expense of EUR 126 million in the fourth quarter 2016. The net positive fluctuation was primarily due to lower restructuring and associated charges and Group Common and Other.

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Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the first quarter 2017, the decrease in Nokia’s loss attributable to the equity holders of the parent was primarily due to lower operating loss, partially offset by higher taxes, a net negative fluctuation in non-controlling interests and a net negative fluctuation in financial income and expenses.

The net negative fluctuation in financial income and expenses was primarily due to non-IFRS exclusions related to Nokia’s tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. In addition, the first quarter 2017 was negatively affected by foreign exchange fluctuations, partially offset by the absence of non-IFRS exclusions related to the early redemption of Alcatel-Lucent high yield bonds in the first quarter of 2016 and a net positive fluctuation in other financial income and expenses.

The higher taxes were primarily due to non-recurring tax expenses of EUR 245 million related to the integration of the former Alcatel-Lucent and Nokia operating models.

The net negative fluctuation in non-controlling interests was primarily related to a non-recurring income in a partly-owned subsidiary in the first quarter 2017.

Sequential discussion

In the first quarter 2017, Nokia recorded a loss attributable to the equity holders of the parent compared to a profit in the fourth quarter 2016. The change was primarily due to a tax expense, compared to a tax benefit in the fourth quarter 2016, a lower operating profit and, to a lesser extent, a net negative fluctuation in the financial income and expenses.

The change in taxes from a benefit in the fourth quarter 2016 to an expense in the first quarter 2017 was primarily due to the absence of a non-recurring tax benefit of EUR 439 million, which benefitted the fourth quarter 2016, and a non-recurring tax expense of EUR 245 million in the first quarter 2017. The non-recurring tax benefit and tax expense both related to the integration of the former Alcatel-Lucent and Nokia operating models. This was partially offset by a tax benefit resulting from a loss before tax.

The net negative fluctuation in financial income and expenses was primarily due to foreign exchange fluctuations and non-IFRS exclusions related to Nokia’s tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. This was partially offset by the absence of an impairment charge of EUR 63 million related to the performance of certain private funds investing in intellectual property rights, which negatively affected the fourth quarter 2016.

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Description of non-IFRS exclusions in Q1 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the Financial statement information section in this report.

EUR million	Q1’17	Q1’16	YoY change	Q4’16	QoQ change
Net sales	(11)	(104)	(89)%	(74)	(85)%
Gross profit	(71)	(651)	(89)%	(159)	(55)%
R&D	(184)	(156)	18%	(185)	(1)%
SG&A	(138)	(224)	(38)%	(162)	(15)%
Other income and expenses	(74)	(25)	196%	(116)	(36)%
Operating (loss)/profit	(468)	(1 057)	(56)%	(622)	(25)%
Financial income and expenses	(64)	(36)	78%	0
Taxes	(106)	242		605
(Loss)/Profit	(638)	(851)		(17)
(Loss)/Profit attributable to the shareholders of the parent	(669)	(775)		(13)
Non-controlling interests	31	(76)		(5)

Non-IFRS exclusions in net sales

In the first quarter 2017, non-IFRS exclusions in net sales amounted to EUR 11 million, and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the first quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 468 million, and were primarily due to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the first quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 71 million, and were primarily due to product portfolio integration costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

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In the first quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 184 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio integration costs related to the acquisition of Alcatel-Lucent.

In the first quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 138 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, integration and transaction related costs.

In the first quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 74 million, and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the first quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 669 million, and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that negatively affected financial income and expenses and taxes as follows:

In the first quarter 2017, non-IFRS exclusions in financial income and expenses amounted to EUR 64 million, and were primarily related to Nokia’s tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029.

In the first quarter 2017, non-IFRS exclusions in taxes amounted to EUR 106 million, and were primarily due to a non-recurring tax expense of EUR 245 million in the first quarter 2017 related to the integration of the former Alcatel-Lucent and Nokia operating models. This was partially offset by a tax benefit of EUR 139 million related to non-IFRS exclusions in operating profit and financial income and expenses.

In the first quarter 2017, non-IFRS exclusions in non-controlling interests included non-recurring income in a partly-owned subsidiary.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the first quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

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In EUR million, approximately	Q1’17
Opening balance of restructuring and associated liabilities	790
+ Charges in the quarter	80
- Cash outflows in the quarter	150
= Ending balance of restructuring and associated liabilities	720
of which restructuring provisions	650
of which other associated liabilities	70

Total expected restructuring and associated charges	1 700
- Cumulative recorded	830
= Charges remaining to be recorded	870

Total expected restructuring and associated cash outflows	2 150
- Cumulative recorded	560
= Cash outflows remaining to be recorded	1 590

The following table summarizes our full year 2016 results and future expectations related to our cost savings program and network equipment swaps.

		Expected amounts for
In EUR million, approximately rounded to the nearest	Actual	FY 2017 as of the end of		FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
EUR 50 million	2016	Q4’16	Q1’17	Q4’16	Q1’17	Q4’16	Q1’17	Q4’16	Q1’17
Total cost savings	550	250	250	400	400	0	0	1 200	1 200
- operating expenses	350	100	100	350	350	0	0	800	800
- cost of sales	200	150	150	50	50	0	0	400	400
Restructuring and associated charges	750	750	750	200	200	0	0	1 700	1 700
Restructuring and associated cash outflows	400	750	750	550	550	450	450	2 150	2 150
Charges and cash outflows related to network equipment swaps	150	450	450	300	300	0	0	900	900

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In full year 2016, the actual total cost savings benefitted from lower incentive accruals, related to the financial performance in full year 2016. Lower incentive accruals drove more than half of the higher than previously expected decrease in total costs in 2016, and this is expected to reverse in 2017, assuming full year 2017 financial performance in-line with our expectations. On a cumulative basis, Nokia continues to be well on track to achieve the targeted EUR 1.2 billion of total cost savings in full year 2018.

OUTLOOK

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018(1)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Nokia expects approximately EUR 800 million of the cost savings to come from operating expenses and approximately EUR 400 million from cost of sales.

Restructuring and associated charges are expected to total approximately EUR 1.7 billion. Restructuring and associated cash outflows are expected to total approximately EUR 2.15 billion.

	Network equipment swaps	Approximately EUR 900 million in total(1)	The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.

	Non-IFRS financial income and expenses	Expense of approximately EUR 250 million in full year 2017 (update)

Primarily includes net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans, as well as the impact of foreign exchange rate fluctuations on certain balance sheet items.

(This is an update to the earlier outlook for an expense of approximately EUR 300 million in full year 2017. This update is primarily related to lower estimated net interest expenses, as well as the expected performance of certain venture fund investments.)

Nokia expects cash outflows related to financial income and expenses to be approximately EUR 200 million in full year 2017.

	Non-IFRS tax rate	Between 30% and 35% for full year 2017

Nokia expects its non-IFRS tax rate for full year 2017 to be around the midpoint of the guidance range.

Nokia expects cash outflows related to taxes to be approximately EUR 600 million for full year 2017.

	Capital expenditures	Approximately EUR 500 million in full year 2017	Primarily attributable to Nokia’s Networks business.

Nokia’s Networks business	Net sales	Decline in line with the primary addressable	Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in full year 2017 are expected to be influenced by factors including:

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		market in full year 2017	• A low single digit percentage decline in the primary addressable market for Nokia’s Networks business;
	Operating margin	8-10% in full year 2017

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments; and

•                  Execution of cost savings and reinvestment plans, with operating expenses down on a year-on-year basis.

The 2017 outlook for Nokia’s Networks business was provided on November 15, 2016 assuming constant foreign exchange rates.

Nokia Technologies	Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for full year 2017.

For patent and brand licensing, Nokia is now disclosing net sales on a quarterly basis, rather than providing an annualized net sales run rate. (This is an update to earlier commentary for the annualized net sales run rate for patent and brand licensing to be approximately EUR 800 million in 2017, assuming no new licensing agreements are signed.)
Nokia expects total net sales from digital health and digital media to grow year-on-year in full year 2017, primarily influenced by increased consumer adoption of our digital health and digital media products.

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” section above.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and

15

our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 12) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 13) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 14) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 15) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 16) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 17) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings

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or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 25) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects—Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial report was authorized for issue by management on April 26, 2017.

MEDIA AND INVESTOR CONTACTS:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia’s Annual General Meeting 2017 is planned to be held on May 23, 2017.

•                  Nokia plans to publish its second quarter and half year 2017 results on July 27, 2017.

•                  Nokia plans to publish its third quarter 2017 results on October 26, 2017.

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Interim Report for Q1 2017

Solid overall results, with strong performance in Mobile Networks; full year outlook reiterated

Financial highlights

•             Non-IFRS net sales in Q1 2017 of EUR 5.4bn (EUR 5.6bn in Q1 2016). Reported net sales in Q1 2017 of EUR 5.4bn (EUR 5.5bn in Q1 2016).

•             Non-IFRS diluted EPS in Q1 2017 of EUR 0.03 (EUR 0.03 in Q1 2016). Reported diluted EPS in Q1 2017 of negative EUR 0.08 (negative EUR 0.11 in Q1 2016).

Nokia’s Networks business

•             6% year-on-year net sales decrease in Q1 2017 primarily due to IP/Optical Networks and Fixed Networks, with approximately flat net sales in Mobile Networks and Applications & Analytics.

•             Strong Q1 2017 gross margin of 39.5% and solid operating margin of 6.6%, supported by continued focus on operational excellence, with particularly strong performance in Mobile Networks.

Nokia Technologies

•             25% year-on-year net sales increase in Q1 2017, primarily due to higher patent and brand licensing income and the acquisition of Withings, partially offset by the absence of licensing income related to certain expired agreements. Approximately one third of the net increase was due to non-recurring net sales related to a new license agreement.

•             9% year-on-year operating profit increase in Q1 2017, primarily related to higher net sales, which were partially offset by higher operating expenses. The year-on-year increase in operating expenses was primarily due to the ramp-up of our digital health and digital media businesses and increased licensing-related litigation costs.

April 27, 2017

First quarter 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net sales — constant currency (non-IFRS)			(6)%			(21)%
Net sales (non-IFRS)	5 388	5 615	(4)%		6 731	(20)%
Nokia’s Networks business	4 902	5 193	(6)%		6 086	(19)%
Ultra Broadband Networks	3 597	3 741	(4)%		4 346	(17)%
IP Networks and Applications	1 304	1 453	(10)%		1 740	(25)%
Nokia Technologies	247	198	25%		309	(20)%
Group Common and Other	254	235	8%		340	(25)%
Gross profit (non-IFRS)	2 196	2 228	(1)%		2 842	(23)%
Gross margin % (non-IFRS)	40.8%	39.7%	110	bps	42.2%	(140	)bps
Operating profit (non-IFRS)	341	345	(1)%		940	(64)%
Nokia’s Networks business	324	337	(4)%		858	(62)%
Ultra Broadband Networks	301	230	31%		564	(47)%
IP Networks and Applications	23	107	(79)%		294	(92)%
Nokia Technologies	116	106	9%		158	(27)%
Group Common and Other	(99)	(99)	0%		(76)
Operating margin % (non-IFRS)	6.3%	6.1%	20	bps	14.0%	(770	)bps
Financial income and expenses (non-IFRS)	(81)	(67)	21%		(72)	13%
Taxes (non-IFRS)	(48)	(140)	(66)%		(204)	(76)%
Profit (non-IFRS)	203	139	46%		676	(70)%
Profit attributable to the equity holders of the parent (non-IFRS)	196	152	29%		672	(71)%
Non-controlling interests (non-IFRS)	6	(13)			4	50%
EPS, EUR diluted (non-IFRS)	0.03	0.03	0%		0.12	(75)%

First quarter 2017 reported results, unless otherwise specified. Refer to note 1, “Basis of Preparation”, in the Financial statement information section for further details (1)

EUR million (except for EPS in EUR)	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net Sales - constant currency			(4)%			(20)%
Net sales	5 378	5 511	(2)%		6 657	(19)%
Nokia’s Networks business	4 902	5 193	(6)%		6 086	(19)%
Ultra Broadband Networks	3 597	3 741	(4)%		4 346	(17)%
IP Networks and Applications	1 304	1 453	(10)%		1 740	(25)%
Nokia Technologies	247	198	25%		309	(20)%
Group Common and Other	254	235	8%		340	(25)%
Non-IFRS exclusions	(11)	(104)			(74)
Gross profit	2 125	1 577	35%		2 683	(21)%
Gross margin %	39.5%	28.6%	1 090	bps	40.3%	(80	)bps
Operating (loss)/profit	(127)	(712)	(82)%		317	(140)%
Nokia’s Networks business	324	337	(4)%		858	(62)%
Ultra Broadband Networks	301	230	31%		564	(47)%
IP Networks and Applications	23	107	(79)%		294	(92)%
Nokia Technologies	116	106	9%		158	(27)%
Group Common and Other	(99)	(99)	0%		(76)
Non-IFRS exclusions	(468)	(1 057)			(622)
Operating margin %	(2.4)%	(12.9)%	1 050	bps	4.8%	(720	)bps
Financial income and expenses	(146)	(103)	42%		(72)	103%
Taxes (2)	(154)	101			401
(Loss)/Profit (2)	(435)	(712)	(39)%		658
(Loss)/Profit attributable to the equity holders of the parent (2)	(473)	(623)	(24)%		659
Non-controlling interests (2)	37	(88)			0
EPS, EUR diluted (2)	(0.08)	(0.11)	(27)%		0.11
Net cash and other liquid assets	4 409	8 246	(47)%		5 299	(17)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the Financial statement information section in this report.

(2) Reported Q1’16 result is not comparable to the previously published Reported Q1’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the reported Q1’16 income tax benefit.

Acquisition of Comptel Corporation

On February 9, 2017 Nokia announced that it had entered into a transaction agreement with Comptel Corporation under which Nokia, through its wholly owned indirect subsidiary Nokia Solutions and Networks Oy, undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel not owned by Comptel, in order to advance Nokia’s software strategy and provide service providers with a comprehensive solution to design, deliver, orchestrate and assure communications and digital services across physical, virtual and hybrid networks. The tender offer valued Comptel at approximately EUR 347 million, on a fully diluted basis, and resulted in Nokia consolidating Comptel as of March 30, 2017. Together with open market purchases, Nokia Solutions and Networks Oy held approximately 96.95% of all Comptel shares as of April 24, 2017.

The acquisition of Comptel is part of Nokia’s strategy to build a standalone software business at scale by expanding and strengthening Nokia’s go-to-market capabilities with a software-dedicated sales force and strong partner network. The acquisition of Comptel also supports Nokia’s desire to build a software portfolio that allows customers to automate as much of their network and business operations as possible - including customer services, self-optimization, management and orchestration.

Comptel is a long-time Nokia partner. It is a listed Finnish company, founded in 1986, with approximately 800 employees in 32 countries. Comptel has completed over 1 400 customer projects in more than 90 countries. It processes 20 percent of the world’s mobile usage data every day, orchestrates communications and digital services for more than two billion end-users daily and its largest customer has around 300 million subscribers. In 2016, Comptel’s net sales were EUR 100 million with an 11% operating margin. The company’s major sites are in Finland, Bulgaria, Malaysia, India, the United Kingdom and Norway.

It is Nokia’s intention to acquire all the shares and option rights in Comptel. As the ownership in Comptel exceeds nine-tenths (9/10) of the shares and voting rights in Comptel, Nokia has filed an application to initiate compulsory redemption proceedings for the remaining Comptel shares under the Finnish Limited Liability Companies Act and intends to redeem the remaining option rights in accordance with their terms and conditions.

Changes in reporting structure, effective from April 1, 2017

On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia’s ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia’s Networks business.

These organizational changes include the separation of Nokia’s Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The new Global Services business group is comprised of the Global

Services organization that resided within the Mobile Networks business group, including company-wide managed services. In the first quarter 2017, Global Services represented approximately 70% of total services net sales within the Networks business, with the remaining amounts reported within the net sales of the other Networks business groups.

Starting from the second quarter 2017, Nokia will change its reporting structure to reflect the updated organizational structure and provide additional information on Global Services. Nokia will continue to report quarterly financial information for Ultra Broadband Networks, IP Networks and Applications and Nokia Technologies. Ultra Broadband Networks will be composed of the Mobile Networks, Global Services and Fixed Networks business groups. IP Networks and Applications will continue to be composed of the IP/Optical Networks and Applications & Analytics business groups. Nokia will continue to disclose net sales for total services for Nokia’s Networks business on a quarterly basis.

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. The non-IFRS exclusions are not allocated to the segments, and hence they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information and eliminations”, in the Financial statement information section in this report.

CEO statement

Nokia’s first quarter 2017 results demonstrated our improving business momentum, even if some challenges remain. We slowed the rate of topline decline and generated healthy orders in what is typically a seasonally weak quarter for us. We also continued to see expansion of cross-selling across our full portfolio, delivered excellent gross margins and improved group-level profitability.

The power of our end-to-end portfolio was again evident in our first quarter results. We saw encouraging stabilization in Mobile Networks topline, our strategy to build a strong software business gained momentum in Applications & Analytics, and Nokia Technologies saw significant year-on-year improvement in sales. This progress offset relative weakness in Fixed Networks and IP/Optical Networks, and allowed us to maintain Networks’ strong gross margin — which was among the strongest Networks has ever delivered for a Q1.

Mobile Networks was clearly the highlight of the quarter. A combination of robust market interest in our advanced LTE solutions, including closing the quarter with 145 4.5G customers, and ongoing cost discipline allowed us to get closer to stabilizing our topline while delivering improved profitability.

Applications & Analytics also showed significant, even if early, signs of improvement. Sales were roughly flat compared to the same quarter last year and new orders were robust. As we move forward, we remain focused on improving profitability in this business.

Fixed Networks, which had an excellent 2016, was impacted by several large deployments coming to an end. Despite this, we are seeing growing traction in cross-selling in markets where Nokia has traditionally been strong, and are continuing to invest in the promising cable market.

In IP/Optical Networks our business is heavily weighted towards communication service providers, and that market is currently quite soft. We are making good progress in expanding our business to new customers, including large internet companies where growth is strong, and expect that a coming IP product refresh will strengthen our competitive position. In addition, we are taking steps to ensure that our cost base is appropriate for current market conditions while continuing to invest as needed to maintain long-term competitiveness. Despite these challenges, I am confident that we are taking the right steps in the right way to deliver medium-term improvements in both IP/Optical Networks and Fixed Networks.

Overall, given Nokia’s performance in the first quarter, I am optimistic about the year ahead, even if cautiously so. Our competitive position is strong, we are executing well, and, as a result, we are able to confirm our guidance for full-year 2017.

Rajeev Suri
President and CEO

Nokia in Q1 2017 — Non-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 4% year-on-year and 20% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have decreased 6% year-on-year and 21% sequentially.

Year-on-year changes

EUR million, non-IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(291)	(6)%	(70)	33	2	22	(13)	10	bps
Nokia Technologies	49	25%	38	(3)	(26)	0	10	(650	)bps
Group Common and Other	19	8%	0	(3)	(9)	11	0	310	bps
Eliminations	(4)		0	0	0	0	0
Nokia	(227)	(4)%	(32)	28	(33)	33	(4)	20	bps

Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(1 184)	(19)%	(555)	7	7	8	(534)	(750	)bps
Nokia Technologies	(62)	(20)%	(53)	9	5	(4)	(42)	(410	)bps
Group Common and Other	(86)	(25)%	(38)	(2)	4	12	(23)	(1 660	)bps
Eliminations	(12)		0	0	0	0	0
Nokia	(1 343)	(20)%	(646)	15	16	16	(599)	(770	)bps

Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	(4)	(14)	92	64	(19)	44

Nokia’s regional profit mix in the first quarter 2017 resulted in an unusually low non-IFRS tax rate of 19%, compared to Nokia’s previous guidance for the Q1 2017 non-IFRS tax rate to be between 35% and 40%.

Sequential changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non- controlling interests	Profit attributable to the equity holders of the parent
Nokia	(599)	(9)	156	(473)	(2)	(476)

On a sequential basis, the lower taxes were primarily due to lower profit before tax and Nokia’s regional profit mix. The regional profit mix in the first quarter 2017 resulted in an unusually low non-IFRS tax rate of 19%, compared to Nokia’s previous guidance for the Q1 2017 non-IFRS tax rate to be between 35% and 40%.

Nokia in Q1 2017 — Reported

Financial discussion

Net sales

Nokia net sales decreased 2% year-on-year and 19% sequentially. On a constant currency basis, Nokia net sales would have decreased 4% year-on-year, and 20% sequentially.

Year-on-year discussion

The year-on-year decrease in net sales in the first quarter 2017 was primarily due to Nokia’s Networks business, partially offset by lower non-IFRS exclusions related to deferred revenue, and higher net sales in Nokia Technologies and Group Common and Other.

Sequential discussion

The sequential decrease in Nokia net sales in the first quarter 2017 was primarily due to Nokia’s Networks business, and, to a lesser extent, Group Common and Other and Nokia Technologies. This was partially offset by lower non-IFRS exclusions.

Operating profit

Year-on-year discussion

In the first quarter 2017, the decrease in Nokia’s operating loss was primarily due to higher gross profit and lower selling, general and administrative (“SG&A”) expenses, partially offset by a net negative fluctuation in other income and expenses.

The increase in gross profit was primarily due to the absence of non-IFRS exclusions related to the valuation of inventory, lower non-IFRS exclusions related to deferred revenue and, to a lesser extent, higher gross profit in Nokia Technologies. This was partially offset by lower gross profit in Nokia’s Networks business.

Research and development (“R&D”) expenses were approximately flat, primarily due to lower R&D expenses in Nokia’s Networks business, partially offset by higher non-IFRS exclusions related to product portfolio integration costs.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration costs, partially offset by higher SG&A expenses in Nokia Technologies.

Nokia’s other income and expenses was an expense of EUR 69 million in the first quarter 2017, compared to an expense of EUR 52 million in the year-ago period. The net negative fluctuation was primarily related to higher non-IFRS exclusions attributable to higher restructuring and associated charges, partially offset by Nokia’s Networks business and Group Common and Other.

Sequential discussion

In the first quarter 2017, Nokia recorded an operating loss, compared to an operating profit in the fourth quarter 2016. The change was primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and lower R&D and SG&A expenses.

The decrease in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies and Group Common and Other, partially offset by lower non-IFRS exclusions related to deferred revenue and lower product portfolio integration costs.

The decrease in R&D expenses was primarily due to Nokia Technologies and Nokia’s Networks business.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration costs.

Nokia’s other income and expenses was an expense of EUR 69 million in the first quarter 2017, compared to an expense of EUR 126 million in the fourth quarter 2016. The net positive fluctuation was primarily due to lower restructuring and associated charges and Group Common and Other.

Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the first quarter 2017, the decrease in Nokia’s loss attributable to the equity holders of the parent was primarily due to lower operating loss, partially offset by higher taxes, a net negative fluctuation in non-controlling interests and a net negative fluctuation in financial income and expenses.

The net negative fluctuation in financial income and expenses was primarily due to non-IFRS exclusions related to Nokia’s tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. In addition, the first quarter 2017 was negatively affected by foreign exchange fluctuations, partially offset by the absence of non-IFRS exclusions related to the early redemption of Alcatel-Lucent high yield bonds in the first quarter of 2016 and a net positive fluctuation in other financial income and expenses.

The higher taxes were primarily due to non-recurring tax expenses of EUR 245 million related to the integration of the former Alcatel-Lucent and Nokia operating models.

The net negative fluctuation in non-controlling interests was primarily related to a non-recurring income in a partly-owned subsidiary in the first quarter 2017.

Sequential discussion

In the first quarter 2017, Nokia recorded a loss attributable to the equity holders of the parent compared to a profit in the fourth quarter 2016. The change was primarily due to a tax expense, compared to a tax benefit in the fourth quarter 2016, a lower operating profit and, to a lesser extent, a net negative fluctuation in the financial income and expenses.

The change in taxes from a benefit in the fourth quarter 2016 to an expense in the first quarter 2017 was primarily due to the absence of a non-recurring tax benefit of EUR 439 million, which benefitted the fourth quarter 2016, and a non-recurring tax expense of EUR 245 million in the first quarter 2017. The non-recurring tax benefit and tax expense both related to the integration of the former Alcatel-Lucent and Nokia operating models. This was partially offset by a tax benefit resulting from a loss before tax.

The net negative fluctuation in financial income and expenses was primarily due to foreign exchange fluctuations and non-IFRS exclusions related to Nokia’s tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt. This was partially offset by the absence of an impairment charge of EUR 63 million related to the performance of certain private funds investing in intellectual property rights, which negatively affected the fourth quarter 2016.

Description of non-IFRS exclusions in Q1 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the Financial statement information section in this report.

EUR million	Q1’17	Q1’16	YoY change	Q4’16	QoQ change
Net sales	(11)	(104)	(89)%	(74)	(85)%
Gross profit	(71)	(651)	(89)%	(159)	(55)%
R&D	(184)	(156)	18%	(185)	(1)%
SG&A	(138)	(224)	(38)%	(162)	(15)%
Other income and expenses	(74)	(25)	196%	(116)	(36)%
Operating (loss)/profit	(468)	(1 057)	(56)%	(622)	(25)%
Financial income and expenses	(64)	(36)	78%	0
Taxes	(106)	242		605
(Loss)/Profit	(638)	(851)		(17)
(Loss)/Profit attributable to the shareholders of the parent	(669)	(775)		(13)
Non-controlling interests	31	(76)		(5)

Non-IFRS exclusions in net sales

In the first quarter 2017, non-IFRS exclusions in net sales amounted to EUR 11 million, and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the first quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 468 million, and were primarily due to non-IFRS exclusions that negatively affected gross profit, R&D, SG&A and other income and expenses as follows:

In the first quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 71 million, and were primarily due to product portfolio integration costs related to the acquisition of Alcatel-Lucent, and the deferred revenue.

In the first quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 184 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, product portfolio integration costs related to the acquisition of Alcatel-Lucent.

In the first quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 138 million, and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and, to a lesser extent, integration and transaction related costs.

In the first quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 74 million, and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the first quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 669 million, and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that negatively affected financial income and expenses and taxes as follows:

In the first quarter 2017, non-IFRS exclusions in financial income and expenses amounted to EUR 64 million, and were primarily related to Nokia’s tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029.

In the first quarter 2017, non-IFRS exclusions in taxes amounted to EUR 106 million, and were primarily due to a non-recurring tax expense of EUR 245 million in the first quarter 2017 related to the integration of the former Alcatel-Lucent and Nokia operating models. This was partially offset by a tax benefit of EUR 139 million related to non-IFRS exclusions in operating profit and financial income and expenses.

In the first quarter 2017, non-IFRS exclusions in non-controlling interests included non-recurring income in a partly-owned subsidiary.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the first quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q1’17
Opening balance of restructuring and associated liabilities	790
+ Charges in the quarter	80
- Cash outflows in the quarter	150
= Ending balance of restructuring and associated liabilities	720
of which restructuring provisions	650
of which other associated liabilities	70

Total expected restructuring and associated charges	1 700
- Cumulative recorded	830
= Charges remaining to be recorded	870

Total expected restructuring and associated cash outflows	2 150
- Cumulative recorded	560
= Cash outflows remaining to be recorded	1 590

The following table summarizes our full year 2016 results and future expectations related to our cost savings program and network equipment swaps.

		Expected amounts for
In EUR million, approximately rounded to the nearest EUR	Actual	FY 2017 as of the end of		FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
50 million	2016	Q4’16	Q1’17	Q4’16	Q1’17	Q4’16	Q1’17	Q4’16	Q1’17
Total cost savings	550	250	250	400	400	0	0	1 200	1 200
- operating expenses	350	100	100	350	350	0	0	800	800
- cost of sales	200	150	150	50	50	0	0	400	400
Restructuring and associated charges	750	750	750	200	200	0	0	1 700	1 700
Restructuring and associated cash outflows	400	750	750	550	550	450	450	2 150	2 150
Charges and cash outflows related to network equipment swaps	150	450	450	300	300	0	0	900	900

In full year 2016, the actual total cost savings benefitted from lower incentive accruals, related to the financial performance in full year 2016. Lower incentive accruals drove more than half of the higher than previously expected decrease in total costs in 2016, and this is expected to reverse in 2017, assuming full year 2017 financial performance in-line with our expectations. On a cumulative basis, Nokia continues to be well on track to achieve the targeted EUR 1.2 billion of total cost savings in full year 2018.

Outlook

	Metric	Guidance	Commentary
Nokia	Annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of total annual cost savings to be achieved in full year 2018(1)

Compared to the combined non-IFRS operating costs of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. Nokia expects approximately EUR 800 million of the cost savings to come from operating expenses and approximately EUR 400 million from cost of sales.

Restructuring and associated charges are expected to total approximately EUR 1.7 billion. Restructuring and associated cash outflows are expected to total approximately EUR 2.15 billion.

	Network equipment swaps	Approximately EUR 900 million in total(1)	The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.
	Non-IFRS financial income and expenses	Expense of approximately EUR 250 million in full year 2017 (update)

Primarily includes net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans, as well as the impact of foreign exchange rate fluctuations on certain balance sheet items.

(This is an update to the earlier outlook for an expense of approximately EUR 300 million in full year 2017. This update is primarily related to lower estimated net interest expenses, as well as the expected performance of certain venture fund investments.)

Nokia expects cash outflows related to financial income and expenses to be approximately EUR 200 million in full year 2017.

	Non-IFRS tax rate	Between 30% and 35% for full year 2017

Nokia expects its non-IFRS tax rate for full year 2017 to be around the midpoint of the guidance range.

Nokia expects cash outflows related to taxes to be approximately EUR 600 million for full year 2017.

	Capital expenditures	Approximately EUR 500 million in full year 2017	Primarily attributable to Nokia’s Networks business.

Nokia’s Networks business	Net sales	Decline in line with the primary addressable market in full year 2017

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business in full year 2017 are expected to be influenced by factors including:

•                  A low single digit percentage decline in the primary addressable market for Nokia’s Networks business;

	Operating margin	8-10% in full year 2017

•                  Competitive industry dynamics;

•                  Product and regional mix;

•                  The timing of major network deployments; and

•                  Execution of cost savings and reinvestment plans, with operating expenses down on a year-on-year basis.

The 2017 outlook for Nokia’s Networks business was provided on November 15, 2016 assuming constant foreign exchange rates.

Nokia Technologies	Net sales	Not provided

Due to risks and uncertainties in determining the timing and value of significant licensing agreements, Nokia believes it is not appropriate to provide an annual outlook for full year 2017.

For patent and brand licensing, Nokia is now disclosing net sales on a quarterly basis, rather than providing an annualized net sales run rate. (This is an update to earlier commentary for the annualized net sales run rate for patent and brand licensing to be approximately EUR 800 million in 2017, assuming no new licensing agreements are signed.)
Nokia expects total net sales from digital health and digital media to grow year-on-year in full year 2017, primarily influenced by increased consumer adoption of our digital health and digital media products.

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” section above.

Nokia’s Networks business

Operational highlights

Ultra Broadband Networks — Mobile Networks

Nokia announced changes in its organization to accelerate the execution of the company strategy, including the separation of Nokia’s Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. Effective from April 1, 2017, Marc Rouanne is President of the Mobile Networks business group.

Nokia signed its largest-ever contract by revenue in Latin America with consortium ALTÁN Redes to build a major mobile broadband network in Mexico. Known as Red Compartida, the mobile broadband network will use Nokia’s 4.5G Pro radio access based on AirScale technology and IP and optical backhaul technology to deliver mobile broadband coverage for 92% of Mexico’s population over five regions.

Nokia and Three UK, part of CK Hutchison, signed a deal to deploy the world’s first fully integrated cloud native core network to enable massive scalability and give Three UK the ability to respond quickly to customers’ dynamic service needs.

Nokia launched 5G FIRST, which incorporates AirScale and AirFrame technologies, including massive MIMO Adaptive Antenna, Cloud Packet Core and mobile transport, to bring new capabilities to operators as they prepare for 5G-ready architectures. It will be commercially available in the second half of 2017.

Nokia announced plans to introduce 4.9G by the end of 2017 with the introduction of the AirScale massive MIMO Adaptive Antenna, which increases cell capacity by up to eight times compared to 4G LTE.

Nokia’s 5G-ready AirScale platform saw a host of developments, with TIM in Brazil signing on to upgrade to 4.5G Pro; Ooredoo Qatar deploying 4.5G Pro; and T-Mobile in the US successfully demonstrating 4.5G Pro features.

Nokia and Intel announced 5G acceleration labs in the US and Finland to help operators deliver 5G innovation, from device to cloud.

Ultra Broadband Networks — Fixed Networks

Nokia launched its 10G passive optical network and point-to-point fiber mobile transport solution, that enables operators to leverage existing fiber networks to converge business, residential and mobile services on a single infrastructure, and provide the capacity and coverage that 5G demands. The solution is part of Nokia’s end-to-end mobile transport portfolio and our unique, global ability to build 5G-ready ‘anyhaul’ networks with them.

Nokia and Energia Communications of Japan signed a nationwide distributor agreement for G.fast fixed ultra-broadband access technology, which delivers fiber-like speeds over copper over short distances.

A demonstration by Nokia and Austrian operator A1 of Nokia’s XG-FAST technology realized data transmission rates in excess of 11 Gbps over copper.

IP Networks and Applications — IP/Optical Networks

Reliance Jio Infocomm Limited selected Nokia’s optical core and metro solution to handle massive traffic growth on its pan-India 4G LTE network as it builds broadband connectivity for all of India.

Nokia and Facebook broke subsea spectral efficiency records in transatlantic field tests.

Vodafone selected the Nuage Virtualized Service Platform to transform and automate application delivery across both the datacenter and WAN.

Sky, Europe’s leading entertainment company, selected Nokia’s video services offering, Velocix Content Delivery Network, to enhance its high-speed and data services for the company’s millions of UK customers.

Nokia and Tata Power Delhi Distribution joined forces to modernize electrical grids with advanced communications networks.

Xiaomi, a leading Chinese internet service provider and electronics manufacturer, selected Nokia’s data center interconnect solution to connect its data centers and create a private cloud network.

Nokia completed the acquisition of U.S. company Deepfield, strengthening its network and service automation solutions with real-time, big data analytics.

Multiple portfolio launches included: the 7705 SAR-Hm, an LTE/3G wireless router for utilities and other high growth vertical markets, like Smart Cities; and new Cloud Packet Core and IP mobile transport solutions to support move to Internet of Things (“IoT”), 5G and cloud.

IP Networks and Applications — Applications & Analytics

Nokia continued to make the long-term structural changes in Applications & Analytics necessary to transform its organization and operations. Changes include establishing a Transformation Office led by an experienced team with strong track records; investing in go-to-market capabilities by creating a new organizational structure with strong leadership that includes 100 percent dedicated Applications & Analytics account managers; delivering key elements of a Common Software Foundation that will reduce middleware costs by 60% while improving customer experience; and strengthening its services/delivery practices with more standardized operations and refined portfolios.

Nokia acquired Comptel, a specialist in orchestration, data processing, intelligent customer engagement applications and service monetization. The move bolsters Nokia’s software portfolio and go-to-market capabilities.

Nokia had particularly strong performance in Business Support Systems due to a strong installed base and demand from customers related to their focus on improving charging models.  The company also performed well in its emerging businesses which consist of Self-Organizing Networks (“SON”), IoT, security, analytics and cloud solutions.  During Q1, Nokia established itself as the leader in the SON market with 98 cumulative Eden-NET customers; it won several new IoT deals including the first one using the long range, low power wireless protocol; added 20 new analytics contracts; and captured three new identity management/core security deals.

Nokia announced updates to its Intelligent Management Platform for All Connected Things (IMPACT). New features include pre-integrated applications for public sector/smart city and transportation/automotive verticals and machine learning-powered video analytics, making it easier for customers to deploy new IoT services and business models.

Nokia launched updates to its software portfolio to help service providers automate operations, derive intelligence from their data and monetize services. The updates include the Nokia evolved Service Operations Center, Nokia NetAct Archive Cloud, and Nokia session border controller for cloud.

Nokia’s end-to-end IoT solution was named the “Best IoT Innovation for Mobile Networks” at the annual Global Mobile Awards (GLOMO) presented at Mobile World Congress 2017.

Total services

Nokia announced changes in its organization to accelerate the execution of the company strategy, including the separation of Nokia’s Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. Effective from April 1, 2017, Igor Leprince is President of the Global Services business group.

The highlights below are for the totality of all services within Nokia’s Networks business.

Nokia announced a major five-year managed services deal with VimpelCom of Russia to oversee its fixed, mobile and transport networks.

Nokia launched a global IoT network grid as a managed service that provides a one stop shop for making global IoT connectivity a reality. Also complemented its IoT portfolio with IoT Readiness Services.

Nokia introduced the industry’s first telco digital assistant Nokia MIKA, customized for telecommunications operators, powered by Nokia AVA. Also complemented Nokia AVA with Predictive Repair.

Nokia extended its 5G Acceleration Services portfolio with 5G transformation consulting, 5G phase one network design and 5G cross-domain architecture services.

Financial highlights

EUR million	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net sales - constant currency			(7)%			(20)%
Net sales	4 902	5 193	(6)%		6 086	(19)%
Gross profit	1 935	2 005	(3)%		2 490	(22)%
Gross margin %	39.5%	38.6%	90	bps	40.9%	(140	)bps
R&D	(944)	(977)	(3)%		(951)	(1)%
SG&A	(667)	(669)	0%		(674)	(1)%
Other income and expenses	0	(22)	(100)%		(8)	(100)%
Operating profit	324	337	(4)%		858	(62)%
Operating margin %	6.6%	6.5%	10	bps	14.1%	(750	)bps

Net sales by region

EUR million	Q1’17	Q1’16	YoY change	Q4’16	QoQ change
Asia-Pacific	1 046	1 096	(5)%	1 185	(12)%
Europe	976	1 205	(19)%	1 348	(28)%
Greater China	556	572	(3)%	613	(9)%
Latin America	227	341	(33)%	414	(45)%
Middle East & Africa	403	394	2%	616	(35)%
North America	1 694	1 585	7%	1 910	(11)%
Total	4 902	5 193	(6)%	6 086	(19)%

Financial discussion

Net sales and operating profit

Nokia’s Networks business net sales decreased 6% year-on-year and 19% sequentially. On a constant currency basis, Nokia’s Networks business net sales would have decreased 7% year-on-year and 20% sequentially. The sequential decrease was primarily due to seasonality. Our Networks business’ sales are affected by seasonality in the network operators’ spending cycles, with generally higher sales in the fourth quarter, as compared to the first quarter of the following year.

A discussion of our results within Ultra Broadband Networks and IP Networks and Applications is included in the sections “Ultra Broadband Networks” and “IP Networks and Applications” below.

Year-on-year changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(144)	(4)%	23	31	7	9	71	230	bps
IP Networks and Applications	(149)	(10)%	(93)	2	(5)	12	(84)	(560	)bps
Networks business	(291)	(6)%	(70)	33	2	22	(13)	10	bps

The year-on year net positive fluctuation in other income and expenses was primarily due to lower doubtful account allowances and a settlement with a component supplier.

Sequential changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(749)	(17)%	(286)	11	13	(1)	(263)	(460	)bps
IP Networks and Applications	(436)	(25)%	(269)	(3)	(6)	7	(271)	(1 510	)bps
Networks business	(1 184)	(19)%	(555)	7	7	8	(534)	(750	)bps

Ultra Broadband Networks

Financial highlights

EUR million	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net sales - constant currency			(6)%			(18)%
Net sales	3 597	3 741	(4)%		4 346	(17)%
Mobile Networks	3 096	3 122	(1)%		3 788	(18)%
Fixed Networks	501	619	(19)%		558	(10)%
Gross profit	1 375	1 352	2%		1 661	(17)%
Gross margin %	38.2%	36.1%	210	bps	38.2%	0	bps
R&D	(606)	(637)	(5)%		(617)	(2)%
SG&A	(464)	(471)	(1)%		(477)	(3)%
Other income and expenses	(5)	(14)			(4)
Operating profit	301	230	31%		564	(47)%
Operating margin %	8.4%	6.1%	230	bps	13.0%	(460	)bps

Net sales by region

EUR million	Q1’17	Q1’16	YoY change	Q4’16	QoQ change
Asia-Pacific	783	859	(9)%	862	(9)%
Europe	630	779	(19)%	863	(27)%
Greater China	448	483	(7)%	477	(6)%
Latin America	151	217	(30)%	268	(44)%
Middle East & Africa	301	293	3%	484	(38)%
North America	1 284	1 110	16%	1 391	(8)%
Total	3 597	3 741	(4)%	4 346	(17)%

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 4% year-on-year and 17% sequentially. On a constant currency basis, Ultra Broadband Networks net sales would have decreased 6% year-on-year and 18% sequentially.

Year-on-year discussion

The year-on-year decrease in Ultra Broadband Networks net sales in the first quarter 2017 was due to Fixed Networks and, to a lesser extent, Mobile Networks.

The net sales performance in Fixed Networks was in comparison to a particularly strong first quarter 2016, which was driven by high order intake in the fourth quarter 2015. The decrease in Fixed Networks net sales was primarily due to broadband access and, to a lesser extent, services and digital home. The year-on-year decrease was primarily related to two specific customers, with one customer completing a large project in Asia-Pacific and another customer reducing its level of spending in Latin America. For broadband access, the decrease was primarily related to Asia-Pacific. For services, the decrease was primarily related to Europe. For digital home, the decrease was primarily related to Asia-Pacific and Latin America.

The slight decrease in Mobile Networks net sales was primarily due to services, partially offset by advanced mobile networks solutions and radio networks. From a growth perspective, small cells continued to deliver strong performance on a year-on-year basis. For services, the decrease was primarily related to Europe, Latin America and North America. For advanced mobile networks solutions, the increase was primarily related to North America. For radio networks, the increase was primarily related to North America, partially offset by Europe, Greater China, Asia-Pacific and Latin America.

Sequential discussion

The sequential decrease in Ultra Broadband Networks net sales in the first quarter 2017 was due to Mobile Networks and, to a lesser extent, Fixed Networks.

The decrease in Mobile Networks net sales was broad-based and primarily due to seasonality. For services, the decrease was across all regions. For radio networks, the decrease was primarily related to Europe, Asia-Pacific, Latin America and Middle East and Africa, partially offset by growth in North America and Greater China. For converged core networks, the decrease was primarily related to North America, Europe and Middle East and Africa, partially offset by Asia-Pacific. For advanced mobile networks solutions, the decrease was primarily related to Europe, Greater China and North America.

The decrease in Fixed Networks net sales was primarily due to services, partially offset by broadband access. For services, the decrease was primarily related to North America, Latin America and Europe. For broadband access, the increase was primarily related to Europe.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the first quarter 2017, Ultra Broadband Networks operating profit increased primarily due to lower R&D expenses, higher gross profit and a net positive fluctuation in other income and expenses.

The increase in Ultra Broadband Networks gross profit was primarily due to Mobile Networks, partially offset by Fixed Networks. The increase in gross profit in Mobile Networks was primarily due to higher gross margin related to regional mix, with a higher proportion of net sales in North America, and business mix, with a lower proportion of services in the overall sales mix. The decrease in gross profit in Fixed Networks was primarily due to lower net sales, with gross margin remaining solid on a year-on-year basis.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks, partially offset by Fixed Networks. The decrease in Mobile Networks R&D expenses was primarily due to lower personnel expenses, primarily reflecting progress related to Nokia’s cost savings program. The increase in Fixed Networks was primarily due to higher spending related to the cable access market, including the acquisition of Gainspeed in the third quarter 2016. To drive growth and higher returns, expanding to the cable access adjacency is a key priority for Fixed Networks.

Ultra Broadband Networks other income and expenses was an expense of EUR 5 million in the first quarter 2017, compared to an expense of EUR 14 million in the year-ago quarter. On a year-on-year basis, the change was primarily related to doubtful account allowances in Mobile Networks.

Sequential discussion

On a sequential basis, in the seasonally weak first quarter 2017, Ultra Broadband Networks operating profit decreased primarily due to lower gross profit, partially offset by lower SG&A and R&D expenses.

The decrease in Ultra Broadband Networks gross profit was primarily due to Mobile Networks and, to a lesser extent Fixed Networks. The decrease in both Mobile Networks and Fixed Networks gross profit was primarily due to lower net sales.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks. The decrease in Mobile Networks R&D expenses was primarily due to continued focus on operational excellence and solid cost controls, partially offset by higher incentive accruals in the first quarter 2017. In the fourth quarter 2016, incentive accruals were relatively low, consistent with the financial performance in full year 2016.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The decrease in Mobile Networks SG&A expenses was primarily due to continued focus on operational excellence and solid cost controls, partially offset by higher incentive accruals in the first quarter 2017. In the fourth quarter 2016, incentive accruals were relatively low, consistent with the financial performance in full year 2016.

Ultra Broadband Networks other income and expenses was an expense of EUR 5 million in the first quarter 2017, compared to an expense of EUR 4 million in the fourth quarter 2016.

IP Networks and Applications

Financial highlights

EUR million	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net sales - constant currency			(12)%			(26)%
Net sales	1 304	1 453	(10)%		1 740	(25)%
IP/Optical Networks	945	1 094	(14)%		1 275	(26)%
IP Routing	621	717	(13)%		815	(24)%
Optical Networks	324	377	(14)%		460	(30)%
Applications & Analytics	359	359	0%		466	(23)%
Gross profit	560	653	(14)%		829	(32)%
Gross margin %	42.9%	44.9%	(200	)bps	47.6%	(470	)bps
R&D	(338)	(340)	(1)%		(335)	1%
SG&A	(203)	(198)	3%		(197)	3%
Other income and expenses	4	(8)			(3)
Operating profit	23	107	(79)%		294	(92)%
Operating margin %	1.8%	7.4%	(560	)bps	16.9%	(1 510	)bps

Net sales by region

EUR million	Q1’17	Q1’16	YoY change	Q4’16	QoQ change
Asia-Pacific	263	238	11%	323	(19)%
Europe	346	426	(19)%	485	(29)%
Greater China	107	89	20%	136	(21)%
Latin America	76	125	(39)%	146	(48)%
Middle East & Africa	102	101	1%	132	(23)%
North America	410	475	(14)%	519	(21)%
Total	1 304	1 453	(10)%	1 740	(25)%

Financial discussion

Net sales

IP Networks and Applications net sales decreased 10% year-on-year and 25% sequentially. On a constant currency basis, IP Networks and Applications net sales would have decreased 12% year-on-year and 26% sequentially.

Year-on-year discussion

The year-on-year decrease in IP Networks and Applications net sales in the first quarter 2017 was due to IP/Optical Networks.

The net sales performance in IP/Optical Networks was in comparison to a particularly strong first quarter 2016, which was driven by high order intake in the fourth quarter 2015. The decrease in IP/Optical Networks net sales was primarily due to weakness in the communication service provider market for both IP routing and optical equipment. For IP routing, the decrease was primarily related to North America, Europe and Latin America, partially offset by growth in Greater China. In addition, IP routing net sales were negatively affected by lower resale of third party IP routers. For optical networks, the decrease was primarily related to Europe, Latin America and Middle East and Africa, partially offset by growth in Asia-Pacific.

Sequential discussion

The sequential decrease in IP Networks and Applications net sales in the seasonally weak first quarter 2017 was due to both IP/Optical Networks and Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to both IP routing and optical networks. For IP routing, the decrease was primarily related to Europe, North America, Latin America and Asia-Pacific. For optical networks, the decrease was primarily related to Europe, Asia-Pacific, North America, Latin America and Middle East and Africa.

The decrease in Applications & Analytics net sales was primarily due to services, network management and service delivery platforms. For services, the decrease was primarily related to Europe and North America. For both network management and service delivery platforms, net sales decreased across all regions.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the first quarter 2017, IP Networks and Applications operating profit decreased primarily due to lower gross profit, partially offset by net positive fluctuation in other income and expense.

The decrease in IP Networks and Applications gross profit was primarily due to IP/Optical Networks. The decrease in gross profit and gross margin in IP/Optical Networks was primarily due to lower net sales.

IP Networks and Applications other income and expenses was an income of EUR 4 million in the first quarter 2017, compared to an expense of EUR 8 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to IP/Optical Networks and related to a settlement with a component supplier.

Sequential discussion

On a sequential basis, in the seasonally weak first quarter 2017, IP Networks and Applications operating profit decreased primarily due to lower gross profit.

The decrease in IP Networks and Applications gross profit was due to both IP/Optical Networks and Applications & Analytics. The decrease in gross profit in both IP/Optical Networks and Applications & Analytics was primarily due to seasonally lower net sales and lower gross margin.

Nokia Technologies

Operational highlights

Licensing

Nokia’s exclusive brand licensee for mobile phones and tablets, HMD Global, introduced three Nokia branded smartphones and a reimagined Nokia 3310 at Mobile World Congress. HMD announced that the products will begin shipping in the second quarter 2017.

Digital Media and Digital Health

Nokia announced that its Withings digital health products will launch under the Nokia brand in summer 2017. The rebranding will include Withings’ connected scales, trackers, blood pressure monitors and home cameras. Nokia also announced a redesigned Health Mate application to make it easier to add devices and share progress with family and friends.

Nokia launched its Patient Care Platform to enable doctors and patients the ability to remotely monitor patients with their smart devices. The platform, which is being used in a trial by the UK’s National Health Service, aims to better prevent and manage chronic conditions and drive timely and targeted patient care.

Nokia announced that Chinese digital entertainment platform, Youku, chose the OZO virtual reality ecosystem of technologies to bring virtual reality content to the more than 500 million monthly active users of Youku’s online video platform.

Financial highlights

EUR million	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net sales - constant currency			25%			(20)%
Net sales	247	198	25%		309	(20)%
Gross profit	234	196	19%		287	(18)%
Gross margin %	94.7%	99.0%	(430	)bps	92.9%	180bps
R&D	(61)	(58)	5%		(70)	(13)%
SG&A	(58)	(32)	81%		(63)	(8)%
Other income and expenses	0	0			4
Operating profit	116	106	9%		158	(27)%
Operating margin %	47.0%	53.5%	(650	)bps	51.1%	(410	)bps

Financial discussion

Net sales

In the first quarter 2017, Nokia Technologies net sales increased 25% year-on-year and decreased 20% sequentially. Of the EUR 247 million of net sales in the first quarter 2017, EUR 231 million related to patent and brand licensing and EUR 16 million related to digital health and digital media. On a constant currency basis, Nokia Technologies net sales would have increased 25% year-on-year and decreased 20% sequentially.

Year-on-year discussion

The year-on-year increase in Nokia Technologies net sales in the first quarter 2017 was primarily related to higher net sales related to an IPR license agreement that was expanded in the third quarter 2016, our brand partnership with HMD, non-recurring net sales primarily related to a new license agreement in the first quarter 2017 and the acquisition of Withings in the second quarter 2016. This was partially offset by the absence of licensing income related to certain expired agreements and lower licensing income from certain existing licensees. The vast majority of the net sales related to the new license agreement in the first quarter of 2017 were non-recurring in nature and related to prior periods. Approximately one third of the overall year-on-year increase in Nokia Technologies net sales in the first quarter 2017 was due to non-recurring net sales.

Sequential discussion

The sequential decrease in Nokia Technologies net sales in the first quarter 2017 was primarily related to the absence of divested IPR and the absence of licensing income related to certain expired agreements, both of which benefitted the fourth quarter 2016. This was partially offset by non-recurring net sales primarily related to a new license agreement in the first quarter 2017 and higher licensing income related to our brand partnership with HMD. The vast majority of the net sales related to the new license agreement in the first quarter of 2017 were non-recurring in nature and related to prior periods.

Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies operating profit was primarily due to higher gross profit, partially offset by higher SG&A and R&D expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales, partially offset by lower gross margin. The lower gross margin was primarily due to a higher proportion of digital health and digital media net sales, which carries a lower gross margin than patent and brand licensing.

The slight increase in Nokia Technologies R&D expenses was primarily due to the ramp-up of our digital health and digital media businesses, including the acquisition of Withings, partially offset by lower patent portfolio costs.

The increase in Nokia Technologies SG&A expenses was primarily due to increased licensing-related litigation costs and higher marketing costs related to our digital health business.

Sequential discussion

The sequential decrease in Nokia Technologies operating profit was primarily due to lower gross profit, partially offset by lower R&D and SG&A expenses.

The decrease in Nokia Technologies gross profit was primarily due to lower net sales.

The decrease in Nokia Technologies R&D expenses was primarily due to lower patent portfolio costs.

The decrease in Nokia Technologies SG&A expenses was primarily due to seasonally lower marketing costs in digital health, partially offset by increased licensing-related litigation costs.

Group Common and Other

Financial highlights

EUR million	Q1’17	Q1’16	YoY change		Q4’16	QoQ change
Net sales - constant currency			3%			(26)%
Net sales	254	235	8%		340	(25)%
Gross profit	27	27	0%		65	(58)%
Gross margin %	10.6%	11.5%	(90	)bps	19.1%	(850	)bps
R&D	(76)	(73)	4%		(74)	3%
SG&A	(56)	(47)	19%		(60)	(7)%
Other income and expenses	6	(5)			(6)
Operating loss	(99)	(99)	0%		(76)
Operating margin %	(39.0)%	(42.1)%	310	bps	(22.4)%	(1 660	)bps

Financial discussion

Net sales

Group Common and Other net sales increased 8% year-on-year and decreased 25% sequentially. On a constant currency basis, Group Common and Other net sales would have increased 3% year-on-year and decreased 26% sequentially.

Year-on-year discussion

The year-on-year increase in Group Common and Other net sales in the first quarter 2017 was primarily due to Radio Frequency Systems, partially offset by Alcatel Submarine Networks.

Sequential discussion

The sequential decrease in Group Common and Other net sales in the first quarter 2017 was primarily due to Alcatel Submarine Networks.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the first quarter 2017, Group Common and Other operating loss was flat, primarily due to a net positive fluctuation in other income and expenses, partially offset by higher SG&A expenses.

The increase in SG&A expenses was primarily related to real estate utilization.

Group Common and Other other income and expenses was an income of EUR 6 million in the first quarter 2017, compared to an expense of EUR 5 million in the year-ago quarter. On a year-on-year basis, the change was primarily due to a gain on the sale of an investment.

Sequential discussion

On a sequential basis, in the first quarter 2017, Group Common and Other operating loss increased primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses.

The decrease in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks.

Group Common and Other other income and expenses was an income of EUR 6 million in the first quarter 2017, compared to an expense of EUR 6 million in the fourth quarter 2016. On a sequential basis, the change was primarily due to a gain on the sale of an investment.

Cash and cash flow

Nokia change in net cash and other liquid assets (EUR billion)

* Cash outflows related to net interest were approximately EUR 130 million, approximately half of which were non-recurring in nature, and related to Nokia’s tender offer to repurchase certain bonds.

EUR million, at end of period	Q1’17	Q1’16	YoY change	Q4’16	QoQ change
Total cash and other liquid assets(1)	8 820	12 486	(29)%	9 327	(5)%
Net cash and other liquid assets(1)	4 409	8 246	(47)%	5 299	(17)%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 14, “Notes to the consolidated statement of cash flows”, in the Financial statement information section in this report.

In the first quarter 2017, Nokia’s total cash and other liquid assets decreased by EUR 507 million and Nokia’s net cash and other liquid assets decreased by EUR 890 million. In the first quarter Nokia issued EUR 1.25 billion of new bonds, and repurchased, through a tender offer, approximately EUR 730 million of certain bonds.

Foreign exchange rates had an approximately EUR 50 million positive impact on net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the first quarter 2017, Nokia’s net cash from operating activities was approximately negative EUR 470 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 291 million in the first quarter 2017.

•             Total cash outflows related to working capital were approximately EUR 540 million.

•                  Nokia had approximately EUR 150 million of restructuring and associated cash outflows in the first quarter 2017. Excluding this, net working capital generated a decrease in net cash of approximately EUR 390 million, primarily due to an increase in inventories and a decrease in short-term liabilities, partially offset by a decrease in receivables.

•                  The cash outflows related to the increase in inventories were approximately EUR 390 million.

•                  The cash outflows related to the decrease in short-term liabilities were approximately EUR 240 million.

•                  The cash inflows related to the decrease in receivables were approximately EUR 240 million.

•           In addition, Nokia’s cash outflows related to income taxes were approximately EUR 90 million. Also, cash outflows related to net interest were approximately EUR 130 million, approximately half of which were non-recurring in nature, and related to Nokia’s tender offer to repurchase the 6.75% notes due February 4, 2019, the 6.50% debentures due January 15, 2028 and the 6.45% debentures due March 15, 2029. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt.

In the first quarter 2017, Nokia’s net cash outflows from investing activities primarily related to acquisition of businesses of approximately EUR 90 million and capital expenditures of approximately EUR 150 million.

In the first quarter 2017, Nokia’s net cash outflows from financing activities primarily related to share repurchases of approximately EUR 240 million.

Shares

The total number of Nokia shares on March 31, 2017, equaled 5 836 055 012. On March 31, 2017, Nokia and its subsidiary companies owned 153 302 017 Nokia shares, representing approximately 2.6% of the total number of Nokia shares and voting rights.

Dividend

As announced earlier, the Board proposes to the Annual General Meeting that a dividend of EUR 0.17 per share be paid for the financial year 2016. The ex-dividend date would be on May 23, 2017 at New York Stock Exchange and on May 24, 2017 at Nasdaq Helsinki and Euronext Paris. The dividend record date would be on May 26, 2017 and the dividend is expected to be paid on or about June 9, 2017. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q1’17	Q1’16	Q4’16	Q1’17	Q1’16	Q4’16
Net sales (notes 2, 3, 4) (1)	5 378	5 511	6 657	5 388	5 615	6 731
Cost of sales (1)	(3 252)	(3 935)	(3 974)	(3 192)	(3 388)	(3 889)
Gross profit (notes 2, 3) (1)	2 125	1 577	2 683	2 196	2 228	2 842
Research and development expenses (1)	(1 265)	(1 264)	(1 281)	(1 080)	(1 108)	(1 095)
Selling, general and administrative expenses (1)	(919)	(972)	(959)	(781)	(748)	(797)
Other income and expenses (note 9) (1)	(69)	(52)	(126)	6	(27)	(10)
Operating (loss)/profit (notes 2, 3)	(127)	(712)	317	341	345	940
Share of results of associated companies and joint ventures (note 12)	(9)	2	11	(9)	2	11
Financial income and expenses (note 9)	(146)	(103)	(72)	(81)	(67)	(72)
(Loss)/Profit before tax (note 2)	(282)	(813)	257	251	280	879
Income tax (expense)/benefit (2)	(154)	101	401	(48)	(140)	(204)
(Loss)/Profit from continuing operations (note 2) (2)	(435)	(712)	658	203	139	676
(Loss)/Profit attributable to equity holders of the parent (2)	(473)	(623)	659	196	152	672
Non-controlling interests (2)	37	(88)	0	6	(13)	4
(Loss)/Profit from discontinued operations	(15)	15	(26)	0	0	(1)
(Loss)/Profit attributable to equity holders of the parent	(15)	15	(26)	0	0	(1)
Non-controlling interests	0	0	0	0	0	0
(Loss)/Profit for the period (2)	(450)	(697)	633	203	139	674
(Loss)/Profit attributable to equity holders of the parent (2)	(488)	(609)	633	196	152	670
Non-controlling interests (2)	37	(88)	0	6	(13)	4
Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations (2)	(0.08)	(0.11)	0.11	0.03	0.03	0.12
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period (2)	(0.09)	(0.11)	0.11	0.03	0.03	0.12
Diluted earnings per share
Continuing operations (2)	(0.08)	(0.11)	0.11	0.03	0.03	0.12
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period (2)	(0.09)	(0.11)	0.11	0.03	0.03	0.12
Average number of shares (‘000 shares)
Basic	5 709 171	5 649 844	5 759 667	5 709 171	5 649 844	5 759 667
Diluted	5 709 171	5 668 917	5 778 332	5 727 766	5 668 917	5 778 332
From continuing operations:
Depreciation and amortization (notes 2, 3)	(404)	(406)	(402)	(141)	(136)	(119)

(1) In Q1’17, Nokia adopted a more activity-based allocation method which resulted in changes to allocation and presentation principles of certain costs. In addition, it changed the presentation of certain hedging gains and losses. Comparatives for Q1’16 and Q4’16 have been recasted to reflect these changes. Refer to Note 1, “Basis of preparation”.

(2) Reported Q1’16 result is not comparable to the previously published Reported Q1’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported
EUR million	Q1’17	Q1’16	Q4’16

(Loss)/profit for the period (1)	(450)	(697)	633

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	227	(465)	708
Income tax related to items that will not be reclassified to profit or loss	(106)	159	(263)
Items that may be reclassified subsequently to profit or loss:
Translation differences	(146)	(679)	711
Net investment hedges	16	47	(141)
Cash flow hedges	(10)	23	33
Available-for-sale investments (note 9)	6	(61)	16
Other increase/(decrease), net	5	1	(4)
Income tax related to items that may be reclassified subsequently to profit or loss	(4)	(11)	20

Other comprehensive (loss)/income, net of tax	(12)	(986)	1 080

Total comprehensive (loss)/income (1)	(462)	(1 683)	1 713

Attributable to:
Equity holders of the parent (1)	(494)	(1 510)	1 697
Non-controlling interests (1)	32	(173)	15
	(462)	(1 683)	1 713

Attributable to equity holders of the parent:
Continuing operations (1)	(479)	(1 525)	1 723
Discontinued operations	(15)	15	(26)
	(494)	(1 510)	1 697

Attributable to non-controlling interests:
Continuing operations (1)	32	(173)	15
Discontinued operations	0	0	0
	32	(173)	15

(1) Reported Q1’16 result is not comparable to the previously published Reported Q1’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	March 31, 2017	March 31, 2016	December 31, 2016
ASSETS
Goodwill	6 040	5 177	5 724
Other intangible assets	4 946	5 590	5 236
Property, plant and equipment	1 934	2 012	1 981
Investments in associated companies and joint ventures	117	102	116
Available-for-sale investments (note 9)	1 031	1 098	1 040
Deferred tax assets (note 8)	5 599	5 189	5 701
Other non-current financial assets (note 9)	265	178	254
Defined benefit pension assets (note 7)	3 965	3 053	3 802
Other non-current assets	340	373	327
Non-current assets	24 236	22 772	24 182
Inventories	2 900	2 699	2 506
Accounts receivable, net of allowances for doubtful accounts (note 9)	6 744	6 556	6 972
Prepaid expenses and accrued income	1 332	1 479	1 296
Social security, VAT and other indirect taxes	551	702	560
Divestment related receivables	91	145	90
Other	691	632	645
Current income tax assets	283	313	279
Other financial assets (note 9)	222	228	296
Investments at fair value through profit and loss, liquid assets (note 9)	337	700	327
Available-for-sale investments, liquid assets (note 9)	1 496	2 443	1 502
Cash and cash equivalents (note 9)	6 987	9 343	7 497
Current assets	20 302	23 761	20 674
Assets held for sale	43	9	44
Total assets	44 581	46 542	44 901

	March 31, 2017	March 31, 2016	December 31, 2016
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246	246
Share issue premium	399	358	439
Treasury shares	(950)	(706)	(881)
Translation differences	353	(281)	483
Fair value and other reserves	606	(123)	488
Reserve for invested non-restricted equity	15 616	15 448	15 731
Retained earnings	3 099	5 693	3 588
Capital and reserves attributable to equity holders of the parent	19 369	20 635	20 094
Non-controlling interests	916	1 645	881
Total equity	20 286	22 280	20 975
Long-term interest-bearing liabilities (notes 9, 13)	4 106	3 995	3 657
Deferred tax liabilities (note 8)	421	455	403
Defined benefit pension and post-retirement liabilities (note 7)	4 942	5 133	5 000
Deferred revenue and other long-term liabilities	1 365	1 437	1 453
Advance payments and deferred revenue	1 140	1 196	1 171
Other (note 9)	225	242	282
Provisions (note 10)	748	439	808
Non-current liabilities	11 581	11 459	11 321
Short-term interest bearing liabilities (notes 9, 13)	306	245	371
Other financial liabilities (note 9)	184	285	236
Current income tax liabilities	724	551	634
Accounts payable (note 9)	3 616	3 483	3 781
Accrued expenses, deferred revenue and other liabilities	6 723	6 924	6 412
Advance payments and deferred revenue	3 167	3 085	3 178
Salaries, wages and social charges	1 692	1 887	1 576
Other	1 864	1 952	1 659
Provisions (note 10)	1 161	1 315	1 172
Current liabilities	12 714	12 803	12 605
Total shareholders’ equity and liabilities	44 581	46 542	44 901

Interest-bearing liabilities, EUR million	4 412	4 240	4 027
Shareholders’ equity per share, EUR	3.41	3.61	3.51
Number of shares (1 000 shares, excluding treasury shares)	5 682 753	5 711 844	5 720 503

March 31, 2016 consolidated statement of financial position has been adjusted to reflect the impact of significant updates to the Alcatel-Lucent purchase price allocation that were determined during 2016 but subsequent to the first quarter 2016.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q1’17	Q1’16	Q4’16
Cash flow from operating activities
(Loss)/profit for the period (1)	(450)	(697)	633
Adjustments, total (note 14) (1)	741	382	300
Change in net working capital (note 14)	(544)	(972)	(222)
Cash (used in)/from operations	(253)	(1 287)	711
Interest received	18	21	14
Interest paid	(148)	(187)	(31)
Income taxes, net paid	(90)	(130)	(184)
Net cash (used in)/from operating activities	(473)	(1 583)	510
Cash flow from investing activities
Acquisition of businesses, net of cash acquired	(79)	6 155	(36)
Purchase of current available-for-sale investments, liquid assets	(771)	(905)	(819)
Purchase of non-current available-for-sale investments	(19)	(11)	(21)
Purchase of shares in associated companies	(10)	0	0
Proceeds from/(payment of) other long-term loans receivable	0	19	(7)
(Payment of)/proceeds from short-term loans receivable	0	(18)	23
Capital expenditures	(150)	(83)	(124)
Proceeds from disposal of businesses, net of disposed cash	0	(24)	0
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	775	971	1 333
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	0	5	113
Proceeds from sale of non-current available-for-sale investments	39	53	7
Proceeds from sale of property, plant and equipment and intangible assets	3	2	15
Net cash (used in)/from investing activities	(212)	6 164	484
Cash flow from financing activities
Proceeds from stock option exercises	0	8	1
Purchase of treasury shares	(237)	0	(216)
Purchase of equity instruments of subsidiaries	0	0	(512)
Proceeds from long-term borrowings	1 241	0	225
Repayment of long-term borrowings	(759)	(1 922)	(40)
(Payment of)/proceeds from short-term borrowings	(67)	(233)	32
Net cash from/(used in) financing activities	178	(2 147)	(510)
Foreign exchange adjustment	(3)	(86)	126
Net (decrease)/increase in cash and cash equivalents	(510)	2 348	610
Cash and cash equivalents at beginning of period	7 497	6 995	6 887
Cash and cash equivalents at end of period	6 987	9 343	7 497

(1)                                 Reported Q1’16 result is not comparable to the previously published Reported Q1’16 result due to an update to the Alcatel-Lucent purchase price allocation in Q3’16 which resulted in an adjustment to the Reported Q1’16 income tax benefit.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

Alcatel-Lucent ordinary shares and ADS’s and OCEANEs acquired in cash by Nokia subsequent to the closing of the reopened exchange offer are presented within cash flow from financing activities as purchases of equity instruments of subsidiaries and repayment of long-term borrowings, respectively. In relation to the Public Buy-Out Offer and Squeeze-Out, Nokia’s pledged cash asset of EUR 46 million in Q4’16 to cover the purchase of the remaining Alcatel-Lucent securities was recorded within cash flow from investing activities as purchase of current available-for-sale investments, liquid assets. The amount of pledged cash released upon acquisition of Alcatel-Lucent securities of EUR 643 million in Q4’16 was recorded within cash flow from investing activities as proceeds from maturities and sale of current available-for-sale investments, liquid assets with offsetting amounts recorded within cash flow from financing activities as purchases of equity instruments of subsidiaries and repayment of long-term borrowings.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 502	21	10 523
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	(289)	0	0	(289)	(18)	(306)
Translation differences	0	0	0	(613)	0	0	0	(613)	(67)	(680)
Net investment hedges, net of tax	0	0	0	38	0	0	0	38	0	38
Cash flow hedges, net of tax	0	0	0	0	18	0	0	18	0	18
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(58)	0	0	(58)	0	(58)
Other increase/decrease, net	0	0	0	0	1	0	2	3	0	3
Loss for the period	0	0	0	0	0	0	(609)	(609)	(88)	(697)
Total comprehensive loss	0	0	0	(575)	(328)	0	(607)	(1 509)	(173)	(1 682)
Share-based payment	0	12	0	0	0	0	0	12	0	12
Excess tax benefit on share-based payment	0	(1)	0	0	0	0	0	(1)	0	(1)
Settlement of performance and restricted shares	0	(7)	12	0	0	(9)	0	(4)	0	(4)
Stock options exercise	0	7	0	0	0	1	0	8	0	8
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 817	13 433
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	1	1	36	(17)	21	(21)	0
Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond - equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	(21)	12	1	1	11 628	21	11 642	1 796	13 438
March 31, 2016	246	358	(706)	(281)	(123)	15 448	5 693	20 635	1 645	22 280

January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	121	0	0	121	0	121
Translation differences	0	0	0	(144)	0	0	0	(144)	(5)	(149)
Net investment hedges, net of tax	0	0	0	13	0	0	0	13	0	13
Cash flow hedges, net of tax	0	0	0	0	(9)	0	0	(9)	0	(9)
Available-for-sale investments, net of tax (note 9)	0	0	0	0	7	0	0	7	0	7
Other increase/decrease, net	0	0	0	0	0	0	5	5	0	5
Loss for the period	0	0	0	0	0	0	(488)	(488)	37	(450)
Total comprehensive loss	0	0	0	(131)	119	0	(482)	(494)	32	(462)
Share-based payment	0	17	0	0	0	0	0	17	0	17
Excess tax benefit on share-based payment	0	2	0	0	0	0	0	2	0	2
Settlement of performance and restricted shares	0	(60)	153	0	0	(115)	0	(22)	0	(22)
Acquisition of treasury shares	0	0	(222)	0	0	0	0	(222)	0	(222)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	3	3
Acquisition of non-controlling interests	0	0	0	0	0	0	(6)	(6)	(1)	(7)
Other movements	0	1	0	0	0	0	0	1	0	1
Total of other equity movements	0	(40)	(69)	0	0	(115)	(6)	(230)	3	(227)
March 31, 2017	246	399	(950)	353	606	15 616	3 099	19 369	916	20 286

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). This condensed financial statement information should be read in conjunction with the financial statements for 2016, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2016, except as described below in relation to the revised allocation methodology and changes to presentation of certain hedging gains and losses.

This financial report was authorized for issue by management on April 26, 2017.

Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons.

Nokia has reviewed the allocation of expenses across functions and segments, and as of the first quarter 2017, a more activity-based allocation method has been adopted which resulted in changes in presentation of certain expenses by both function and segment. In addition, related to the acquisition of Alcatel-Lucent, Nokia’s foreign exchange hedging activities were reviewed in order to develop harmonized hedging practices. As of the first quarter 2017, all gains and losses from hedging operative forecasted net foreign exchange exposures are recorded in other income and expenses, regardless of whether hedge accounting is applied or not. Previously, these hedging gains and losses were recorded primarily as an adjustment to net sales if cash flow hedge accounting was applied. Impact of these adjustments are not considered to be material.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

On January 1, 2017, Nokia adopted amendments to IAS 7, Statement of Cash Flows and IAS 12, Income Taxes. The amendments to IAS 7 are part of the IASB’s Disclosure Initiative and help users of financial statements better understand changes in an entity’s debt arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments to IAS 12 relate to potential restrictions of tax laws to sources of taxable profits against which an entity may make deductions on the reversal of deductible temporary difference as well as provide additional guidance on how an entity should determine future taxable profits. The amendments did not have a material impact on Nokia’s consolidated financial statements.

Standards issued but not yet effective

Nokia expects to adopt IFRS 9, Financial instruments and IFRS 15, Revenue from Contracts with Customers when they become effective on January 1, 2018. Both standards are expected to be relevant to Nokia’s operations and financial position. The implementation projects are underway and progressing as planned. Refer to Note 2, Significant accounting policies in Nokia’s Annual Report for 2016 for details of the expected impact on the consolidated financial statements upon initial application of the standards.

Currency exposures, approximately

(unaudited)

	Q1’17		Q1’16		Q4’16
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~30%	~20%	~25%	~25%	~25%
USD	~50%	~40%	~50%	~40%	~50%	~45%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~20%	~20%	~25%	~15%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q1’17 balance sheet rate 1 EUR = 1.07 USD

End of Q1’16 balance sheet rate 1 EUR = 1.14 USD

End of Q4’16 balance sheet rate 1 EUR = 1.05 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION, (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the Acquisition of Alcatel Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

EUR million	Non-IFRS Q1’17	Non-IFRS exclusions Q1’17	Reported Q1’17	Non-IFRS Q1’16	Non-IFRS exclusions Q1’16	Reported Q1’16
Net sales	5 388	(11)	5 378	5 615	(104)	5 511
Cost of sales	(3 192)	(61)	(3 252)	(3 388)	(547)	(3 935)
Gross profit	2 196	(71)	2 125	2 228	(651)	1 577
% of net sales	40.8%		39.5%	39.7%		28.6%
Research and development expenses	(1 080)	(184)	(1 265)	(1 108)	(156)	(1 264)
% of net sales	20%		24%	20%		23%
Selling, general and administrative expenses	(781)	(138)	(919)	(748)	(224)	(972)
% of net sales	14%		17%	13%		18%
Other income and expenses	6	(74)	(69)	(27)	(25)	(52)
Operating profit/(loss)	341	(468)	(127)	345	(1 057)	(712)
% of net sales	6.3%		(2.4)%	6.1%		(12.9)%
Share of results of associated companies and joint ventures	(9)	0	(9)	2	0	2
Financial income and expenses	(81)	(64)	(146)	(67)	(36)	(103)
Profit/(loss) before tax	251	(532)	(282)	280	(1 093)	(813)
Income tax (expense)/benefit	(48)	(106)	(154)	(140)	242	101
Profit/(loss) from continuing operations	203	(638)	(435)	139	(851)	(712)
Equity holders of the parent	196	(669)	(473)	152	(775)	(623)
Non-controlling interests	6	31	37	(13)	(76)	(88)
Depreciation and amortization	(141)	(264)	(404)	(136)	(270)	(406)
EBITDA	472	(204)	268	483	(787)	(304)
Share-based payment	20	0	20	20	0	20

Q1’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 388	(3 192)	(1 080)	(781)	6	341	(81)	(48)	203	196	6
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(11)					(11)			(11)	(11)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(161)	(101)		(264)			(264)	(264)
Transaction and related costs, including integration costs related to Alcatel-Lucent		(5)		(37)		(42)			(42)	(42)
Restructuring and associated charges				(1)	(74)	(75)			(75)	(75)
Product portfolio strategy costs		(54)	(23)			(76)			(76)	(107)	31
Early redemption cost of debt						0	(64)		(64)	(64)
Tax impact on the above non-IFRS exclusions						0		139	139	139
Operating model integration						0		(245)	(245)	(245)
Total non-IFRS exclusions	(11)	(61)	(184)	(138)	(74)	(468)	(64)	(106)	(638)	(669)	31
Reported	5 378	(3 252)	(1 265)	(919)	(69)	(127)	(146)	(154)	(435)	(473)	37

Q1’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	5 615	(3 388)	(1 108)	(748)	(27)	345	(67)	(140)	139	152	(13)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(104)	(509)				(613)			(613)	(543)	(70)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(158)	(104)		(263)			(263)	(234)	(29)
Transaction and related costs, including integration costs related to Alcatel-Lucent				(117)		(116)			(116)	(115)	(1)
Restructuring and associated charges		(7)			(23)	(30)			(30)	(29)	(1)
Product portfolio strategy costs		(30)	(1)	(4)	(2)	(37)			(37)	(33)	(4)
Other non-IFRS exclusions in operating profit			3			3			3	3
Early redemption cost of debt						0	(36)		(36)	(36)
Tax impact on the above non-IFRS exclusions						0		242	242	213	29
Total non-IFRS exclusions	(104)	(547)	(156)	(224)	(25)	(1 057)	(36)	242	(851)	(775)	(76)
Reported	5 511	(3 935)	(1 264)	(972)	(52)	(712)	(103)	101	(712)	(623)	(88)

3. SEGMENT INFORMATION (unaudited)

Nokia has two businesses: Nokia’s Networks business and Nokia Technologies, and three reportable segments for financial reporting purposes: (1) Ultra Broadband Networks and (2) IP Networks and Applications within Nokia’s Networks business; and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Nokia has aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

The chief operating decision maker receives monthly financial information for the operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies of our Annual Report for 2016. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Ultra Broadband Networks

Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software and services for telecommunications operators, enterprises and related markets/verticals, such as public safety and Internet of Things (“IoT”).

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

IP Networks and Applications

IP Networks and Applications comprises IP/Optical Networks and Applications & Analytics operating segments.

The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity.

The Applications and Analytics operating segment helps service providers and enterprises become more digital. Its software and services help customers automate tasks, deliver the intelligence required to continuously improve decision making, and provide platforms capable of transforming business and operational models. The portfolio includes business support systems, operational support systems, service delivery platforms, network management, cloud technology, IoT, security and analytics software.

Nokia Technologies

The Nokia Technologies operating segment has two main objectives: to drive growth and renewal in its existing patent licensing business; and to build new businesses based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health.

The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Segment-level information for Group Common and Other is also presented. Group Common and Other includes the Alcatel-Lucent Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q1’17 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 597	1 304	4 902	247	254	(15)	5 388	(11)	5 378
Cost of sales	(2 223)	(744)	(2 967)	(13)	(227)	15	(3 192)	(61)	(3 252)
Gross profit	1 375	560	1 935	234	27	0	2 196	(71)	2 125
% of net sales	38.2%	42.9%	39.5%	94.7%	10.6%		40.8%		39.5%

Research and development expenses	(606)	(338)	(944)	(61)	(76)	0	(1 080)	(184)	(1 265)
% of net sales	17%	26%	19%	25%	30%		20%		24%

Selling, general and administrative expenses	(464)	(203)	(667)	(58)	(56)	0	(781)	(138)	(919)
% of net sales	13%	16%	14%	23%	22%		14%		17%

Other income and expenses	(5)	4	0	0	6	0	6	(74)	(69)
Operating profit/(loss)	301	23	324	116	(99)	0	341	(468)	(127)
% of net sales	8.4%	1.8%	6.6%	47.0%	(39.0)%		6.3%		(2.4)%
Depreciation and amortization	(83)	(43)	(126)	(4)	(11)	0	(141)	(264)	(404)
Share of results of associated companies and joint ventures	1	0	1	(10)	0	0	(9)	0	(9)
EBITDA	386	66	451	109	(88)	0	472	(204)	268

(1) Mobile Networks net sales of EUR 3 096 million, Fixed Networks net sales of EUR 501 million.

(2) IP Routing net sales of EUR 621 million, Optical Networks net sales of EUR 324 million and Applications & Analytics net sales of EUR 359 million.

(3) Includes services net sales of EUR 1 909 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 741	1 453	5 193	198	235	(11)	5 615	(104)	5 511
Cost of sales	(2 388)	(800)	(3 188)	(2)	(209)	11	(3 388)	(547)	(3 935)
Gross profit	1 352	653	2 005	196	27	0	2 228	(651)	1 577
% of net sales	36.1%	44.9%	38.6%	99.0%	11.5%		39.7%		28.6%

Research and development expenses	(637)	(340)	(977)	(58)	(73)	0	(1 108)	(156)	(1 264)
% of net sales	17%	23%	19%	29%	31%		20%		23%

Selling, general and administrative expenses	(471)	(198)	(669)	(32)	(47)	0	(748)	(224)	(972)
% of net sales	13%	14%	13%	16%	20%		13%		18%

Other income and expenses	(14)	(8)	(22)	0	(5)	0	(27)	(25)	(52)
Operating profit/(loss)	230	107	337	106	(99)	0	345	(1 057)	(712)
% of net sales	6.1%	7.4%	6.5%	53.5%	(42.1)%		6.1%		(12.9)%
Depreciation and amortization	(84)	(39)	(124)	(2)	(11)	0	(136)	(270)	(406)
Share of results of associated companies and joint ventures	2	0	2	0	0	0	2	0	2
EBITDA	316	147	463	108	(88)	0	483	(787)	(304)

(1) Mobile Networks net sales of EUR 3 122 million, Fixed Networks net sales of EUR 619 million.

(2) IP Routing net sales of EUR 717 million, Optical Networks net sales of EUR 377 million and Applications & Analytics net sales of EUR 359 million.

(3) Includes services net sales of EUR 2 022 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	4 346	1 740	6 086	309	340	(3)	6 731	(74)	6 657
Cost of sales	(2 684)	(912)	(3 596)	(21)	(275)	3	(3 889)	(85)	(3 974)
Gross profit	1 661	829	2 490	287	65	0	2 842	(159)	2 683
% of net sales	38.2%	47.6%	40.9%	92.9%	19.1%		42.2%		40.3%

Research and development expenses	(617)	(335)	(951)	(70)	(74)	0	(1 095)	(185)	(1 281)
% of net sales	14%	19%	16%	23%	22%		16%		19%

Selling, general and administrative expenses	(477)	(197)	(674)	(63)	(60)	0	(797)	(162)	(959)
% of net sales	11%	11%	11%	20%	18%		12%		14%

Other income and expenses	(4)	(3)	(8)	4	(6)	0	(10)	(116)	(126)
Operating profit/(loss)	564	294	858	158	(76)	0	940	(622)	317
% of net sales	13.0%	16.9%	14.1%	51.1%	(22.4)%		14.0%		4.8%
Depreciation and amortization	(59)	(45)	(104)	(3)	(12)	0	(119)	(283)	(402)
Share of results of associated companies and joint ventures	11	0	11	0	0	0	11	0	11
EBITDA	635	338	973	162	(65)	0	1 070	(339)	731

(1) Mobile Networks net sales of EUR 3 788 million, Fixed Networks net sales of EUR 558 million.

(2) IP Routing net sales of EUR 815 million, Optical Networks net sales of EUR 460 million and Applications & Analytics net sales of EUR 466 million.

(3) Includes services net sales of EUR 2 498 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Recasted comparative segment information (unaudited)

Nokia has reviewed the allocation of expenses across functions and segments, and as of the first quarter 2017, a more activity-based allocation method has been adopted which resulted in changes in presentation of certain expenses by both function and segment. The following tables provide a summary of the quarterly segment financial information for 2016 as well as the segment financial information for the full year 2016 recast to take into account these adjustments.

Full Year 2016 EUR million	Ultra Broadband Networks	IP Networks and Applications	Nokia’s Networks business Total	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (1)	Nokia Total
Net sales	15 794	6 036	21 830	1 053	1 142	(53)	23 972	(331)	23 641
Cost of sales	(10 035)	(3 335)	(13 370)	(42)	(957)	53	(14 316)	(801)	(15 117)
Gross profit	5 759	2 701	8 460	1 011	185	0	9 657	(1 133)	8 524
% of net sales	36.5%	44.7%	38.8%	96.0%	16.2%		40.3%		36.1%

Research and development expenses	(2 490)	(1 288)	(3 777)	(249)	(287)	0	(4 314)	(683)	(4 997)
% of net sales	16%	21%	17%	24%	25%		18%		21%

Selling, general and administrative expenses	(1 891)	(773)	(2 664)	(184)	(235)	0	(3 082)	(685)	(3 767)
% of net sales	12%	13%	12%	17%	21%		13%		16%

Other income and expenses	(51)	(25)	(76)	1	(13)	0	(88)	(772)	(860)
Operating profit/(loss)	1 328	615	1 943	579	(350)	0	2 172	(3 272)	(1 100)
% of net sales	8.4%	10.2%	8.9%	55.0%	(30.6)%		9.1%		(4.7)%

(1) Mobile Networks net sales of EUR 13 393 million, Fixed Networks net sales of EUR 2 401 million.

(2) IP Routing net sales of EUR 2 941 million, Optical Networks net sales of EUR 1 564 million and Applications & Analytics net sales of EUR 1 532 million.

(3) Includes services net sales of EUR 8 531 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 741	1 453	5 193	198	235	(11)	5 615	(104)	5 511
Cost of sales	(2 388)	(800)	(3 188)	(2)	(209)	11	(3 388)	(547)	(3 935)
Gross profit	1 352	653	2 005	196	27	0	2 228	(651)	1 577
% of net sales	36.1%	44.9%	38.6%	99.0%	11.5%		39.7%		28.6%

Research and development expenses	(637)	(340)	(977)	(58)	(73)	0	(1 108)	(156)	(1 264)
% of net sales	17%	23%	19%	29%	31%		20%		23%

Selling, general and administrative expenses	(471)	(198)	(669)	(32)	(47)	0	(748)	(224)	(972)
% of net sales	13%	14%	13%	16%	20%		13%		18%

Other income and expenses	(14)	(8)	(22)	0	(5)	0	(27)	(25)	(52)
Operating profit/(loss)	230	107	337	106	(99)	0	345	(1 057)	(712)
% of net sales	6.1%	7.4%	6.5%	53.5%	(42.1)%		6.1%		(12.9)%

(1) Mobile Networks net sales of EUR 3 122 million, Fixed Networks net sales of EUR 619 million.

(2) IP Routing net sales of EUR 717 million, Optical Networks net sales of EUR 377 million and Applications & Analytics net sales of EUR 359 million.

(3) Includes services net sales of EUR 2 022 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 800	1 421	5 222	194	270	(16)	5 670	(93)	5 576
Cost of sales	(2 447)	(809)	(3 256)	(7)	(218)	16	(3 464)	(81)	(3 545)
Gross profit	1 354	612	1 966	187	52	0	2 205	(174)	2 031
% of net sales	35.6%	43.1%	37.6%	96.4%	19.3%		38.9%		36.4%

Research and development expenses	(637)	(310)	(948)	(57)	(70)	0	(1 074)	(162)	(1 236)
% of net sales	17%	22%	18%	29%	26%		19%		22%

Selling, general and administrative expenses	(474)	(190)	(664)	(39)	(63)	0	(765)	(154)	(919)
% of net sales	12%	13%	13%	20%	23%		13%		16%

Other income and expenses	(24)	(17)	(41)	(2)	10	0	(34)	(602)	(636)
Operating profit/(loss)	218	95	313	89	(70)	0	332	(1 092)	(760)
% of net sales	5.7%	6.7%	6.0%	45.9%	(25.9)%		5.9%		(13.6)%

(1) Mobile Networks net sales of EUR 3 171 million, Fixed Networks net sales of EUR 629 million.

(2) IP Routing net sales of EUR 713 million, Optical Networks net sales of EUR 375 million and Applications & Analytics net sales of EUR 334 million.

(3) Includes services net sales of EUR 2 039 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	3 907	1 421	5 329	353	297	(22)	5 956	(60)	5 896
Cost of sales	(2 516)	(815)	(3 330)	(12)	(255)	22	(3 575)	(88)	(3 663)
Gross profit	1 392	607	1 998	341	42	0	2 381	(149)	2 233
% of net sales	35.6%	42.7%	37.5%	96.6%	14.1%		40.0%		37.9%

Research and development expenses	(599)	(303)	(901)	(65)	(70)	0	(1 037)	(179)	(1 216)
% of net sales	15%	21%	17%	18%	24%		17%		21%

Selling, general and administrative expenses	(469)	(188)	(657)	(50)	(65)	0	(772)	(145)	(916)
% of net sales	12%	13%	12%	14%	22%		13%		16%

Other income and expenses	(8)	3	(5)	0	(11)	0	(17)	(29)	(45)
Operating profit/(loss)	316	119	435	226	(105)	0	556	(501)	55
% of net sales	8.1%	8.4%	8.2%	64.0%	(35.4)%		9.3%		0.9%

(1) Mobile Networks net sales of EUR 3 312 million, Fixed Networks net sales of EUR 595 million.

(2) IP Routing net sales of EUR 696 million, Optical Networks net sales of EUR 352 million and Applications & Analytics net sales of EUR 373 million.

(3) Includes services net sales of EUR 1 972 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’16 EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	4 346	1 740	6 086	309	340	(3)	6 731	(74)	6 657
Cost of sales	(2 684)	(912)	(3 596)	(21)	(275)	3	(3 889)	(85)	(3 974)
Gross profit	1 661	829	2 490	287	65	0	2 842	(159)	2 683
% of net sales	38.2%	47.6%	40.9%	92.9%	19.1%		42.2%		40.3%

Research and development expenses	(617)	(335)	(951)	(70)	(74)	0	(1 095)	(185)	(1 281)
% of net sales	14%	19%	16%	23%	22%		16%		19%

Selling, general and administrative expenses	(477)	(197)	(674)	(63)	(60)	0	(797)	(162)	(959)
% of net sales	11%	11%	11%	20%	18%		12%		14%

Other income and expenses	(4)	(3)	(8)	4	(6)	0	(10)	(116)	(126)
Operating profit/(loss)	564	294	858	158	(76)	0	940	(622)	317
% of net sales	13.0%	16.9%	14.1%	51.1%	(22.4)%		14.0%		4.8%

(1) Mobile Networks net sales of EUR 3 788 million, Fixed Networks net sales of EUR 558 million.

(2) IP Routing net sales of EUR 815 million, Optical Networks net sales of EUR 460 million and Applications & Analytics net sales of EUR 466 million.

(3) Includes services net sales of EUR 2 498 million.

(4) Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA, reported (unaudited)

			YoY		QoQ
EUR million	Q1’17	Q1’16	change	Q4’16	change
Asia-Pacific	1 056	1 109	(5)%	1 145	(8)%
Europe	1 377	1 514	(9)%	1 837	(25)%
Greater China	564	578	(2)%	608	(7)%
Latin America	234	345	(32)%	417	(44)%
Middle East & Africa	406	390	4%	615	(34)%
North America	1 740	1 575	10%	2 035	(14)%
Total	5 378	5 511	(2)%	6 657	(19)%

5. PERSONNEL BY GEOGRAPHIC AREA, (unaudited)

	March 31, 2017	March 31, 2016	YoY change	December 31, 2016	QoQ change
Asia-Pacific	21 648	22 144	(2)%	22 217	(3)%
Europe	38 482	38 032	1%	37 616	2%
Greater China	18 619	19 548	(5)%	18 092	3%
Latin America	3 347	4 311	(22)%	3 927	(15)%
Middle East & Africa	3 963	4 073	(3)%	3 890	2%
North America	15 024	15 681	(4)%	15 133	(1)%
Total	101 083	103 789	(3)%	100 875	0%

6. ACQUISITIONS, reported (unaudited)

During the first quarter, Nokia completed acquisitions that did not have a material impact to the consolidated statement of financial position, comprehensive income or cash flows. The provisional aggregate purchase price, aggregate net assets and aggregate goodwill amount to EUR 398 million, EUR 25 million and EUR 373 million, respectively. The purchase accounting for the acquisitions is ongoing and Nokia will conduct additional analysis that will result in adjustments in the subsequent quarters of 2017.

Deepfield Networks Inc

On January 31, 2017 Nokia acquired 100% ownership interest in Deepfield Networks Inc., a United States-based leader in real-time analytics for IP network performance management and security. The goodwill arising from the acquisition was allocated to IP/Optical Networks.

Comptel Corporation

On February 8, 2017 Nokia and Comptel Corporation (“Comptel”) entered into a Transaction Agreement where Nokia undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel, or any of its subsidiaries. The tender offer expired on March 29, 2017. The preliminary results of the tender offer were announced on March 30, 2017 and the final results on April 3, 2017. As part of the tender offer, Nokia acquired approximately 88.44% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 83.34% of all the shares and votes of Comptel on a fully diluted basis. Nokia waived the Minimum Acceptance Condition of the tender offer and consolidated Comptel as of March 30, 2017.

Including the Comptel shares acquired through market purchases, as of March 31, 2017, Nokia held approximately 90.51% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 85.30% of all the shares and votes of Comptel on a fully diluted basis. The additional Comptel shares acquired by Nokia through market purchases were accounted as separate transactions with non-controlling interests with any gain or loss recognized within Nokia’s consolidated retained earnings.

The goodwill arising from the acquisition was allocated to Applications and Analytics.

7. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS, reported (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

95% of Nokia’s defined benefit obligation and 97% of plan assets fair values were remeasured as of March 31, 2017. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-employment obligations is considered not material.

The weighted average discount rates used to measure Nokia’s pension and post-retirement obligations as of March 31, 2017 have been updated and were as follows:

Discount rates

	March 31, 2017	March 31, 2016	December 31, 2016
U.S. Pension	3.6	3.4	3.7
U.S. Post-retirement healthcare and other	3.3	3.0	3.4
U.S. Post-retirement group life	3.8	3.6	3.8
Euro - Pension (1)	1.6	1.7	1.5
U.K. - Pension	2.5	3.4	2.7

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Change in pension and post-retirement net asset/(liability) recognized:

	March 31, 2017			March 31, 2016			December 31, 2016
EUR million	Pension benefits (1)	Post- retirement benefits	Total	Pension benefits (1)	Post-retirement benefits	Total	Pension benefits (1)	Post- retirement benefits	Total

Net liability recognized at January 1	1 284	(2 482)	(1 198)	(398)	0	(398)	(398)	0	(398)
Current service cost	(42)	0	(42)	(36)	0	(36)	(155)	0	(155)
Net interest income/(expense)	11	(22)	(11)	4	(24)	(20)	27	(92)	(65)
Curtailment	(22)	(1)	(23)	(1)	0	(1)	(2)	0	(2)
Total expense recognized in the income statement	(53)	(23)	(76)	(33)	(24)	(57)	(130)	(92)	(222)
Actuarial gains/(losses) for the period	235	13	248	(314)	(147)	(461)	679	179	858
Change in asset ceiling, excluding amounts included in net interest (expense)	(21)	0	(21)	(8)	0	(8)	(245)	0	(245)
Total recognized in other comprehensive income	214	13	227	(322)	(147)	(469)	434	179	613
Exchange differences	(19)	36	17	(61)	120	59	7	(89)	(82)
Contributions and benefits paid	66	(13)	53	66	(7)	59	186	10	196
Transfers	0	0	0	0	0	0	(199)	154	(45)
Acquisitions through business combinations	0	0	0	1 370	(2 644)	(1 274)	1 384	(2 644)	(1 260)
Net (liability)/asset recognized at the end of the period	1 492	(2 469)	(977)	622	(2 702)	(2 080)	1 284	(2 482)	(1 198)
of which:
- Defined benefit pension assets	3 965	0	3 965	3 053	0	3 053	3 802	0	3 802
- Pension, retirements indemnities and post-employment benefits liabilities	(2 473)	(2 469)	(4 942)	(2 431)	(2 702)	(5 133)	(2 518)	(2 482)	(5 000)

(1) Includes pensions, retirement indemnities and end-of-service gratuities.

Funded status

	March 31, 2017	March 31, 2016	December 31, 2016
Defined benefit obligation	(28 203)	(28 463)	(28 663)
Fair value of plan assets	27 550	26 406	27 770
Funded status	(653)	(2 057)	(893)
Impact of the asset ceiling	(324)	(23)	(305)
Net liability recognized at end of period	(977)	(2 080)	(1 198)

8. DEFERRED TAXES, reported (unaudited)

At March 31, 2017, Nokia had recognized deferred tax assets of EUR 5.6 billion. The recognition of deferred tax assets is based on offsetting deferred tax liabilities, earnings history and profit projections in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.4 billion) and the United States (EUR 2.0 billion). Based on the recent years’ profitability in Finland and the United States and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future. In 2016, Finland incurred an accounting loss due to significant integration and restructuring costs following the acquisition of Alcatel-Lucent, which may delay the utilization of the tax attributes in Finland.

In the first quarter 2017, in connection with the activities launched in the fourth quarter 2016 to integrate former Nokia and Alcatel-Lucent operating models, Nokia transferred certain intellectual property between its US and Finnish operations, recording a tax expense of EUR 245 million. These transactions reduced the deferred tax assets in the United States and increased the deferred tax assets in Finland.

At March 31, 2017, Nokia had unrecognized deferred tax assets of approximately EUR 6 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 5 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At March 31, 2017, Nokia had deferred tax liabilities of EUR 0.4 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2016.

	Carrying amounts
EURm		Fair value				Fair
At March 31, 2017	Amortized cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	185	15	161	670	1 031	1 031
Other non-current financial assets	153	0	112	0	265	238
Other current financial assets including derivatives	57	0	165	0	222	222
Accounts receivable	6 744	0	0	0	6 744	6 744
Investments at fair value through profit and loss, liquid assets	0	0	337	0	337	337
Available-for-sale investments, liquid assets	0	0	1 496	0	1 496	1 496
Cash and cash equivalents	6 987	0	0	0	6 987	6 987
Total financial assets	14 126	15	2 271	670	17 082	17 055
Long-term interest-bearing liabilities	4 106	0	0	0	4 106	4 281
Short-term interest bearing liabilities	306	0	0	0	306	306
Other financial liabilities including derivatives	352	0	185	14	552	552
Accounts payable	3 616	0	0	0	3 616	3 616
Total financial liabilities	8 380	0	185	14	8 580	8 755

	Carrying amounts
EURm	Amortized	Fair value				Fair
At December 31, 2016	cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	202	0	164	674	1 040	1 040
Other non-current financial assets	144	0	111	0	255	229
Other current financial assets including derivatives	60	0	236	0	296	296
Accounts receivable	6 972	0	0	0	6 972	6 972
Investments at fair value through profit and loss, liquid assets	0	0	327	0	327	327
Available-for-sale investments, liquid assets	0	0	1 502	0	1 502	1 502
Cash and cash equivalents	7 497	0	0	0	7 497	7 497
Total financial assets	14 875	0	2 340	674	17 889	17 863
Long-term interest-bearing liabilities	3 657	0	0	0	3 657	3 821
Short-term interest bearing liabilities	370	0	0	0	370	370
Other financial liabilities including derivatives	34	0	236	14	284	284
Accounts payable	3 781	0	0	0	3 781	3 781
Total financial liabilities	7 842	0	236	14	8 092	8 256

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early stage opportunities.

EURm	Level 3 Financial Assets and Liabilities

Balance at December 31, 2016	660
Net gains in income statement	4
Net gains recorded in other comprehensive income	6
Acquisitions through business combination	0
Purchases	19
Sales	(36)
Other movements	3
Balance at March 31, 2017	656

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases, the gains and losses are included in financial income and expenses. A net loss of EUR 11 million (net gain of EUR 6 million in 2016) related to level 3 financial instruments held at March 31, 2017, was included in the profit and loss during 2017.

10. PROVISIONS, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2016	194	129	94	62	69	16	29	132	725
Acquisitions through business combinations	291	26	135	181	95	112	31	368	1 239
Translation differences	(2)	0	(5)	(4)	0	(3)	(1)	(5)	(20)
Reclassification	(3)	0	0	0	4	0	0	(1)	0
Charged to income statement	20	(3)	10	5	2	6	28	50	118
Additional provisions	36	0	14	16	5	6	33	69	179
Changes in estimates	(16)	(3)	(4)	(11)	(3)	0	(5)	(19)	(61)
Utilized during period (1)	(120)	(2)	(26)	(54)	(5)	(5)	(4)	(92)	(308)
At March 31, 2016	380	150	208	190	165	126	83	452	1 754

At January 1, 2017	713	110	207	131	183	134	77	425	1 980
Acquisitions through business combinations	0	0	0	0	0	0	0	0	0
Translation differences	(3)	1	(1)	0	0	(2)	(1)	1	(5)
Reclassification (2)	0	(6)	0	0	3	0	25	3	25
Charged to income statement	50	2	20	(2)	(2)	10	3	23	104
Additional provisions	66	2	28	2	7	10	17	26	158
Changes in estimates	(16)	0	(8)	(4)	(9)	0	(14)	(3)	(54)
Utilized during period (3)	(113)	(2)	(24)	(6)	(14)	(4)	(12)	(20)	(195)
At March 31, 2017	647	105	202	123	170	138	92	432	1 909

(1) The utilization of other provision includes items transferred to accrued expenses, of which EUR 21 million remained in accrued expenses as of March 31, 2016.

(2) The reclassification to material liability consists of EUR 25 million transferred from accrued expenses to better reflect the nature of this item.

(3) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 39 million remained in accrued expenses as of March 31, 2017.

As of March 31, 2017, Nokia restructuring provision amounted to EUR 647 million including personnel and other restructuring related costs, such as real estate exit costs. The provision consists of EUR 437 million global provision related to the announcement of April 6, 2016 and EUR 210 million relating to the restructuring provisions recognized due to previously announced restructuring programs The majority of the restructuring related outflows is expected to occur over the next two years.

The divestment-related provision relates to the sale of businesses, and includes certain liabilities where the Group is required to indemnify the buyer. Cash outflows related to the divestment-related provision are inherently uncertain. The warranty provision relates to sold products. Cash outflows related to the warranty provision are generally expected to occur within the next 18 months. The project loss provision is based on IAS 11, Construction Contracts, and relates to onerous customer contracts. Cash outflows related to the project loss provision are generally expected to occur over the next 12 months. The litigation provision includes estimated potential future settlements for litigation. Cash outflows related to the litigation provision are inherently uncertain and generally occur over several periods. The environmental provision includes estimated costs to sufficiently clean and refurbish contaminated sites, to the extent necessary, and where necessary, continuing surveillance at sites where the environmental remediation exposure is less significant. Cash outflows related to the environmental liability are inherently uncertain and generally occur over several periods. The material liability provision relates to non-cancellable purchase commitments with suppliers. Cash outflows related to the material liability provision are expected to occur over the next 12 months. Other provisions include provisions for various contractual obligations and other obligations. Cash outflows related to other provisions are generally expected to occur over the next two years.

11. COMMITMENTS AND CONTINGENCIES, reported (unaudited)

EUR million	March 31, 2017	March 31, 2016	December 31, 2016
Collateral for own commitments
Assets pledged	5	7	5
Contingent liabilities on behalf of Group companies (1)
Guarantees issued by financial institutions	1 970	2 190	1 805
Other guarantees	791	867	794
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	0	11	11
Contingent liabilities on behalf of other companies
Financial guarantees	0	5	0
Other guarantees	47	129	135
Leasing obligations	1 122	979	1 141
Financing commitments
Customer finance commitments	575	144	223
Venture fund commitments	497	532	525

The amounts above represent the maximum principal amount of commitments and contingencies.

(1) In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally, Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 533 million (EUR 2 132 million at March 31, 2016 and EUR 1 608 million at December 31, 2016). In Other guarantees

Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

12. RELATED PARTY TRANSACTIONS, reported (unaudited)

Significant related party transactions with associated companies, joint ventures and other entities where Nokia has significant influence in 2017 include share of results of associated companies and joint ventures of EUR 9 million expense (EUR 2 million income in 2016), sales to associated companies, joint ventures and other entities where Nokia has significant influence of EUR 26 million (EUR 3 million in 2016) and purchases from associated companies and joint ventures of EUR 58 million (EUR 57 million in 2016).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 2, “Significant accounting policies” and note 32, “Principal Group companies”, of our Annual Report for 2016.

Nokia has related party transactions with a pension fund, the management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

As of March 31, 2017, the Group Leadership Team (“GLT”) was chaired by Nokia’s President and CEO, Rajeev Suri, and comprised of 12 members: the President and CEO, five business group leaders and six unit leaders. During the first quarter, there were no significant changes in the composition of the GLT.

13. INTEREST-BEARING LIABILITIES, reported (unaudited)

			Nominal		Carrying amount (EUR million)	Carrying amount (EUR million)	Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	(million)	Final maturity	March 31, 2017	March 31, 2016	December 31, 2016
Nokia Corporation	Revolving credit facility (1)	EUR	1579	June 2019	0	0	0
Nokia Corporation	6.625% senior notes	USD	500	May 2039	474	455	482
Alcatel-Lucent USA Inc.	6.45% senior notes	USD	959	March 2029	908	1 209	1 306
Alcatel-Lucent USA Inc.	6.5% senior notes	USD	214	January 2028	202	265	287
Nokia Corporation	2.0% senior notes	EUR	750	March 2024	743	0	0
Nokia Corporation	1.0% senior notes	EUR	500	March 2021	498	0	0
Alcatel-Lucent S.A.	0.125% OCEANE convertible Bond	EUR	0	January 2020	0	105	0
Nokia Corporation	5.375% Senior Notes	USD	1000	May 2019	944	913	961
Nokia Corporation	6.75% Senior Notes	EUR	231	February 2019	248	537	527
Alcatel-Lucent S.A.	0% OCEANE convertible Bond	EUR	0	January 2019	0	356	0
Nokia Corporation and various subsidiaries	Other liabilities (2)				395	400	464
Total					4 412	4 240	4 027

(1) The facility has a one-year extension option remaining, no financial covenants and it remains undrawn.

(2) This line includes liabilities related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) of EUR 134 million (EUR 211 million March 31, 2016 and EUR 132 million December 31, 2016) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

In February 2017 Nokia announced that it commenced an offer to purchase the outstanding EUR 500 million 6.75% notes due February 4, 2019 issued by Nokia Corporation; and the outstanding USD 300 million 6.50% notes due January 15, 2028 and USD 1 360 million 6.45% notes due March 15, 2029 issued by Alcatel-Lucent USA Inc., up to a maximum cash consideration of USD 1 000 million. The purpose of the Tender Offer was to manage the overall indebtedness of Nokia. In March 2017 the Tender Offer expired and Nokia received tenders for EUR 268.8 million (53.76%) of the 2019 EUR Notes, USD 86.0 million (28.66%) of the 2028 USD Notes and USD 400.9 million (29.48%) of the 2029 USD Notes.

In March 2017, Nokia issued EUR 500 million 1.00% Senior Notes due 2021 and EUR 750 million 2.00% Senior Notes due 2024 under our EUR 5 billion Euro Medium-Term Note Programme. The proceeds of the new notes are intended to fund the Tender Offer and for general corporate purposes.

All Nokia borrowings are senior unsecured and have no financial covenants.

14. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

EUR million	Q1’17	Q1’16	Q4’16
Adjustments for (1)
Depreciation and amortization	404	406	403
Share-based payment	17	15	22
Impairment charges	7	5	68
Restructuring charges	50	14	110
Profit on sale of property, plant and equipment and available-for-sale investments	(23)	(12)	(4)
Transfer from hedging reserve to income statement	0	12	16
Share of results of associated companies and joint ventures	9	(2)	(12)
Financial income and expenses	108	41	75
Income tax expense/(benefit)	156	(97)	(383)
Gain on the sale of businesses	(1)	(7)	0
Other income and expenses	14	7	5
Total	741	382	300
Change in net working capital
Decrease/(increase) in short-term receivables	237	(36)	(417)
(Increase)/decrease in inventories	(386)	287	220
Decrease in interest-free short-term liabilities	(395)	(1 223)	(25)
Total	(544)	(972)	(222)

(1) Adjustments for continuing and discontinued operations.

Net cash and other liquid assets

	March 31, 2017	March 31, 2016	December 31, 2016
Investments at fair value through profit and loss, liquid assets	337	700	327
Available-for-sale investments, liquid assets	1 496	2 443	1 502
Cash and cash equivalents	6 987	9 343	7 497
Total cash and other liquid assets	8 820	12 486	9 327

Long-term interest-bearing liabilities	4 106	3 995	3 657
Short-term interest-bearing liabilities	306	245	371
Interest-bearing liabilities	4 412	4 240	4 027

Net cash and other liquid assets	4 409	8 246	5 299

15. SUBSEQUENT EVENTS, reported (unaudited)

Changes in reporting structure

On March 17, 2017, Nokia announced changes in its organizational structure designed to accelerate the execution of its strategy, including strengthening Nokia’s ability to deliver strong financial performance, drive growth in services, meet changing customer demands in mobile networks, achieve cost savings and ongoing transformation goals, and enable strategic innovation across Nokia’s Networks business, effective April 1, 2017.

These organizational changes include the separation of Nokia’s Mobile Networks business group into two distinct, but closely linked, organizations: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The new Global Services business group is comprised of the Global Services organization that resided within the Mobile Networks business group, including company-wide managed services. In the first quarter 2017, Global Services represented approximately 70% of total services net sales within the Networks business, with the remaining amounts reported within the net sales of the other Networks business groups.

Starting from the second quarter 2017, Nokia will change its reporting structure to reflect the updated organizational structure and provide additional information on Global Services.

Comptel acquisition

The Group launched a subsequent offer period to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel or any of its subsidiaries on April 4, 2017. The subsequent offer period expired on April 19, 2017 and the final results were announced on April 24, 2017. Based on the results of the subsequent offer period together with subsequent market purchases, the Group now holds 96.95% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel). The Group filed a request to the Finnish Chamber of Commerce to initiate squeeze-out proceedings on April 7, 2017. The additional Comptel shares acquired by the Group as part of the subsequent offer period will be accounted as separate transactions with non-controlling interests with any gain or loss recognized within the Group’s consolidated retained earnings.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent; 8) our dependence on a limited number of customers and large multi-year agreements; 9) exchange rate fluctuations, as well as hedging activities; 10) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 11) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated

IPR-related legal claims, licensing costs and restrictions on use; 12) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 13) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 14) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 15) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 16) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, particularly in digital media and digital health, and the development and sales of products and services, as well as other business ventures which may not materialize as planned; 17) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 25) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; and 30) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects—Risk factors” and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on April 26, 2017.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia’s Annual General Meeting 2017 is planned to be held on May 23, 2017.

•                  Nokia plans to publish its second quarter and half year 2017 results on July 27, 2017.

•                  Nokia plans to publish its third quarter 2017 results on October 26, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal